Exhibit 99.2

CONTENT

2

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of September 30,	As of December 31,
		2014	2013
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,448,635	1,571,810
Cash items in process of collection	4	822,594	604,077
Trading investments	5	608,663	287,567
Investments under resale agreements		3,517	17,469
Financial derivative contracts	6	2,665,474	1,494,018
Interbank loans, net	7	121,145	125,395
Loans and accounts receivables from customers, net	8	21,591,277	20,327,021
Available for sale investments	9	1,630,484	1,700,993
Held to maturity investments		-	-
Investments in associates and other companies		17,111	9,681
Intangible assets	10	30,779	66,703
Property, plant, and equipment	11	187,241	180,215
Current taxes	12	23,834	1,643
Deferred taxes	12	241,815	230,215
Other assets	13	353,263	400,025
TOTAL ASSETS		29.745.832	27,016,832

LIABILITIES
Deposits and other demand liabilities	14	5,724,921	5,620,763
Cash items in process of being cleared	4	606,307	276,379
Obligations under repurchase agreements		289,095	208,972
Time deposits and other time liabilities	14	10,531,006	9,675,272
Financial derivative contracts	6	2,424,666	1,300,109
Interbank borrowing		1,313,386	1,682,377
Issued debt instruments	15	5,596,488	5,198,658
Other financial liabilities	15	198,492	189,781
Current taxes	12	-	50,242
Deferred taxes	12	5,943	25,088
Provisions		236,274	236,232
Other liabilities	17	305,060	198,777
TOTAL LIABILITIES		27,231,638	24,662,650

EQUITY

Attributable to the Bank`s shareholders:		2,482,733	2,325,678
Capital	19	891,303	891,303
Reserves	19	1,307,761	1,130,991
Valuation adjustments	19	(4,444)	(5,964)
Retained earnings		288,113	309,348
Retained earnings from prior years			-
Income for the period		411,590	441,926
Minus: Provision for mandatory dividends		(123,477)	(132,578)
Non-controlling interest	21	31,461	28,504
TOTAL EQUITY		2,514,194	2,354,182

TOTAL LIABILITIES AND EQUITY		29,745,832	27,016,832

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		For the three months ended September 30,		For the nine months ended September 30,
		2014	2013	2014	2013
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	22	477,317	516,606	1,609,414	1,356,074
Interest expense	22	(178,205)	(229,001)	(648,770)	(573,321)

Net interest income		299,112	287,605	960,644	782,753

Fee and commission income	23	89,982	84,605	269,419	258,141
Fee and commission expense	23	(33,917)	(29,674)	(101,775)	(84,445)

Net fee and commission income		56,065	54,931	167,644	173,696

Net profit (loss) from financial operations (net trading profit loss)	24	24,693	55,813	(49,348)	53,979
Net foreign exchange gain	25	3,125	(28,198)	140,200	29,151
Other operating income	30	3,728	4,112	12,723	15,869

Net operating profit before provision for loan losses		386,723	374,263	1,231,863	1,055,448

Provision for loan losses	26	(99,365)	(96,479)	(264,635)	(275,992)

NET OPERATING PROFIT		287,358	277,784	967,228	779,456

Personnel salaries and expenses	27	(86,503)	(78,584)	(248,019)	(229,911)
Administrative expenses	28	(52,360)	(48,545)	(153,269)	(141,167)
Depreciation and amortization	29	(4,736)	(15,712)	(33,321)	(46,626)
Impairment of property, plant, and equipment	30	(36,582)	(40)	(36,611)	(213)
Other operating expenses	30	(12,162)	(15,462)	(49,108)	(41,135)

Total operating expenses		(192,343)	(158,343)	(520,328)	(459,052)

OPERATING INCOME		95,015	119,441	446,900	320,404

Income from investments in associates and other companies		500	345	1,339	1,494

Income before tax		95,515	119,786	448,239	321,898

Income tax expense	12	18,941	(18,417)	(32,290)	(52,947)

NET INCOME FOR THE PERIOD		114,456	101,369	415,949	268,951

Attributable to:
Equity holders of the Bank		110,131	101,173	411,590	267,944
Non-controlling interest	21	4,325	196	4,359	1,007
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	19	0.584	0.537	2.184	1.422
Diluted earnings	19	0.584	0.537	2.184	1.422

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		For the three months ended September 30		For the nine months ended September 30
		2014	2013	2014	2013
	NOTE	MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD		114,456	101,369	415,949	268,951

OTHER COMPREHENSIVE INCOME - ITEMS WICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	9	6,103	(170)	19,587	9,436
Cash flow hedge	19	(20,232)	6,987	(17,796)	(599)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax a la renta		(14,129)	6,817	1,791	8,837

Income tax related to items which may be reclassified subsequently to profit or loss	12	2,882	(1,364)	(302)	(1,767)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(11,247)	5,453	1,489	7,070

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		103,209	106,822	417,438	276,021

Attributable to:
Equity holders of the Bank		98,902	106,631	413,110	275,013
Non-controlling interest	21	4,307	191	4,328	1,008

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended September 30, 2014 and 2013

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043
Distribution of income from previous period	-	-	-	-	-	-	388,282	(388,282)	-	-	-	-
Equity as of January 1, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	388,282	-	(116,486)	2,134,778	34,265	2,169,043
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	116,486	(116,294)	(7,871)	(124,165)
Transfer of retained earnings to reserves	-	155,502	-	-	-	-	(155,502)	-	-	-	(14)	(14)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(80,383)	(80,383)	-	(80,383)
Subtotals	-	155,502	-	-	-	-	(388,282)	-	36,103	(196,677)	(7,885)	(204,562)
Other comprehensive income	-	-	-	9,435	(599)	(1,767)	-	-	-	7,069	1	7,070
Income for the year	-	-	-	-	-	-	-	267,944	-	267,944	1,007	268,951
Subtotals	-	-	-	9,435	(599)	(1,767)	-	267,944	-	275,013	1,008	276,021
Equity as of September, 2013	891,303	1,133,186	(2,224)	(606)	4,716	(822)	-	267,944	(80,383)	2,213,114	27,388	2,240,502

Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	-	441,926	(132,578)	2,325,678	28,504	2,354,182
Distribution of income from previous period	-	-	-	-	-	-	441,926	(441,926)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	441,926	-	(132,578)	2,325,678	28,504	2,354,182
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	(1,371)	(1,371)
Treasury share transactions	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(265,156)	-	132,578	(132,578)	-	(132,578)
Transfer of retained earnings to reserves	-	176,770	-	-	-	-	(176,770)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(123,477)	(123,477)	-	(123,477)
Subtotals	-	176,770	-	-	-	-	(441,926)	-	9,101	(256,055)	(1,371)	(257,426)
Other comprehensive income	-	-	-	19,626	(17,796)	(310)	-	-	-	1,520	(31)	1,489
Income for the year	-	-	-	-	-	-	-	411,590	-	411,590	4,359	415,949
Subtotals	-	-	-	19,626	(17,796)	(310)	-	411,590	-	413,110	4,328	417,438
Equity as of September 30, 2014	891,303	1,309,985	(2,224)	20,428	(26,053)	1,181	-	411,590	(123,477)	2,482,733	31,461	2,514,194

Period	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of Shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2013 (Shareholders Meeting April 2014)	441,926	176,770	265,156	60	188,446,126,794	1.407

Year 2012 (Shareholders Meeting April 2013)	387,967	155,187	232,780	60	188,446,126,794	1.235

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		For the nine months ended September,
		2014	2013
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED INCOME BEFORE TAX		448,239	321,898
Debits (credits) to income that do not represent cash flows		(763,228)	(655,416)
Depreciation and amortization	29	33,321	46,626
Impairments of property, plant, and equipment	30	36,611	213
Provision for loan losses	26	307,840	315,086
Mark to market of trading investments		(14,736)	(9,427)
Income from investments in associates and other companies		(1,339)	(1,494)
Net gain on sale of assets received in lieu of payment	30	(10,057)	(14,104)
Provision on assets received in lieu of payment		3,494	1,997
Net gain on sale of property, plant, and equipment	30	(219)	(289)
Charge off of assets received in lieu of payment	30	2,909	6,751
Net interest income	22	(960,644)	(782,753)
Net fee and commission income	23	(167,644)	(173,696)
Debits (credits) to income that do not represent cash flows		(23,811)	(51,128)
Changes in deferred taxes	12	31,047	6,802
Increase/decrease in operating assets and liabilities		359,624	993,279
Increase (decrease) of loans and accounts receivables from customers, net		(1,112,431)	(1,436,814)
Increase (decrease) of financial investments		(250,587)	370,556
Increase (decrease) due to resale agreements (assets)		(13,952)	(27,196)
Increase (decrease) of interbank loans		4,250	54,163
Increase (decrease) of assets received or awarded in lieu of payments		(39)	(7,808)
Increase of debits in customers checking accounts		99,350	149,872
Increase (decrease) of time deposits and other time liabilities		855,733	583,912
Increase (decrease) of obligations with domestic banks		500	-
Increase (decrease) of other demand liabilities or time obligations		4,808	137,237
Increase (decrease) of obligations with foreign banks		(369,401)	211,796
Increase (decrease) of obligations with Central Bank of Chile		(89)	(140)
Increase (decrease) of obligations under repurchase agreements		80,123	84,839
Increase (decrease) in other financial liabilities		8,711	8,729
Net increase of other assets and liabilities		(527,641)	(339,968)
Redemption of letters of credit		(22,626)	(29,453)
Issuance under mortgage bonds program		36,252	34,637
Redemption of senior bonds and payments of interest		(4,382)	-
Senior bond issuances		972,279	566,711
Redemption of senior bonds and payments of interest		(503,165)	(328,295)
Interest received		1,615,719	1,340,365
Interest paid		(651,979)	(502,358)
Dividends received from investments in other companies		2,837	1,745
Fees and commissions received	23	269,419	258,141
Fees and commissions paid	23	(101,775)	(84,445)
Income tax paid	12	(32,290)	(52,947)
Total cash flow provided by operating activities		44,635	659,761

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		For the nine months ended September,
		2014	2013
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(27,088)	(16,646)
Sales of property, plant, and equipment	11	118	242
Purchases of investments in associates and other companies		(6,313)	(1,441)
Purchases of intangible assets	10	(14,004)	(7,765)
Total cash flow provided by (used in) investment activities		(47,287)	(25,610)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(272,559)	(270,210)
Redemption of subordinated bonds and payments of interest		(7,403)	(37,430)
Dividends paid		(265,156)	(232,780)
From non-controlling interest financing activities		-	(7,871)
Dividends and/or withdrawals paid		-	(7,871)
Total cash flow used in financing activities		(272,559)	(278,081)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(275,211)	356,070

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		40,625	(5,979)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,899,508	1,485,728

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	1,664,922	1,835,819

		For the nine months ended September 30,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods ended		2014 MCh$	2013 MCh$

Provision for loan losses for cash flow purposes		307,840	315,086
Recovery of loans previously charged off		(43,205)	(39,094)
Provision for loan losses - net	26	264,635	275,992

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2014 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Unaudited Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15 states that, the banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which agree to International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the Period. The notes provide narrative descriptions and further information in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Unaudited Consolidated Interim Financial Statements

The Unaudited Consolidated Interim Financial Statements as of September 30, 2014 and 2013 and December 31, 2013 and for the three-month and nine-month periods ended September 30, 2014 and 2013, incorporate the financial statements of the Bank entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS issued by IASB, except in those cases where the SBIF regulations prevail as explained above. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Interim Statements of Income and in the Consolidated Interim Statements of Other Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Group’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Interim Statements of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of September 30,			As of December 31,			As of September 30,
		Incorporation	2014			2013			2013
		and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76

Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00

Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	Santiago, Chile	-	-	-	-	-	-	99.96	0.02	99.98

Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03

Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payments	Santiago, Chile	-	-	-	99.90	0.10	100.00	99.90	0.10	100.00

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013.

(**) From May 1, 2014, this entity was absorbed by the Bank, with authorization for this transaction obtained from the SBIF on March 26, 2014.

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 21 – Non-controlling interest.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)
-	Servicios de Cobranza Fiscalex Limitada (collection services) (*)

(*) As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada. See Note 02 d)i.

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percent ownership share
		Place of Incorporation	As of September 30,	As of December 31,	As of September 30,
		and	2014	2013	2013
Associates	Main activity	operation	%	%	%
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	11.11	11.11

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the Associate definitions, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A.is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company. This influence is in addition to a 11.11% holding in this associate.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value.

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified, and
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Unaudited Consolidated Interim Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$598.28 per US$1 as of September 30, 2014 (Ch$504.70 per US$1 as of September 30, 2013).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-	Trading investments portfolio (at fair value through profit and loss): this classification includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This classification includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investments portfolio, is comprised of debt instruments not classified as: “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals determined using internal models when appropriate. Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit under the heading “Other comprehensive income” within equity. When these investments are disposed or become impaired, the cumulative amount of the adjustments at fair value recognized in “Other comprehensive income” are transferred to the Consolidated Interim Statement of Income under “Net income from financial operations.”

-	Held to maturity instruments portfolio: this classification includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this classification includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities acts as lessor. Loans and receivables shall be measured at amortized cost using the effective interest method.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii. Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Interim Financial Statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6 to the Unaudited Consolidated Interim Financial Statements.

•	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-	Investment instruments: Are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified for management and measurement purposes as follows:

-	Financial liabilities held for trading (at fair value through profit or loss): include financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost : include financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the Unaudited Consolidated Interim Statement of Financial Position:

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc..

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. In accordance with the applicable regulation, the Bank does not record instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: This includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: There are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability; or (b) in the absence of a principal market, in the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Unaudited Consolidated Interim Statements of Financial Position at the fair value previously described. This fair value is compared to the valuation as at the trade date. If the change in value is positive, this is recorded as an asset. If the change in value is negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Unaudited Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. The calculation to establish the fair value includes credit valuation adjustments (CVA) hence the fair value of each instrument should include the credit risk of its counterparty and the Bank’s own risk of the operation.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, adjusted as appropriate for prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment and provides for amounts not recoverable . For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted for any related impairment loss. The financial derivatives, with an underlying asset of the equity instruments, are settled by delivery of those instruments and must be valued using the same principles.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2014 and 2013 and as of December 31, 2013 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i. In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording result

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Unaudited Consolidated Interim Statement of Income. A distinction is made between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Unaudited Consolidated Interim Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded and accumulated under “Other comprehensive income” within Equity.

-	When available-for-sale instruments are disposed of or determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Unaudited Consolidated Interim Statement of Income.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that are not held for hedging purposes are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income from financial operations” in the Unaudited Consolidated Interim Statement of Income

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Unaudited Consolidated Interim Statement of Income under “Net income from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Unaudited Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Unaudited Consolidated Interim Statement of Income under “Net income from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Unaudited Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Unaudited Consolidated Interim Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Unaudited Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Unaudited Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Unaudited Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is removed from the Unaudited Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

b.	If the transferor retains control of the transferred financial asset: it continues to be recorded in the Unaudited Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only removed from the Unaudited Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Unaudited Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

Interest and inflation adjustments on loans whose payments of principal or interest are renegotiated or refinanced or loans that are more than 90 days overdue or when the Bank believes that the debtor poses a high risk of default, are generally referred to as “suspended” and are recorded in memo accounts which are not part of the Unaudited Consolidated Interim Statements of Income. These are reported as memorandum accounts (Note 22). This interest is recognized as income upon collection.

The resumption of interest income recognition of previously suspended loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 categories (for loans individually evaluated for impairment) as per SBIF definitions (Note 1, subsection p).

Dividends received from companies classified as “Investments in associates and other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the Unaudited Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged recognized to the Unaudited Consolidated Interim Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets.

ii.	Non-financial assets

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant, and equipment for own use

Property, plant and equipment for own use includes but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Unaudited Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Unaudited Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Unaudited Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Unaudited Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Unaudited Consolidated Interim Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Unaudited Consolidated Interim Statement of Income. This charge is calculated using the longer term of the life of the lease or the useful life of any leasehold improvement,

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Unaudited Consolidated Interim Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognise an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

p)	Allowances for loan losses

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions. These models and risk assessment have been approved by the Board of Directors.

The Bank models determine allowances and provisions for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Commercial loans,
ii.	Mortgage loans, and
iii.	Consumer loans.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.
-	Group assessment - a group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank assigns a risk category to each debtor, their contingent loans and loans. These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity. There exists reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited capacity to settle short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans from which repayment is considered remote. This portfolio consists of debtors that demonstrate a reduced or null payment capacity with signs of a possible bankruptcy, debtors who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non- Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
Normal portfolio	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the guarantees. The exposure of each category is determined by calculating the total balance in each portfolio (A1 to B4) and applying the expected loss rate.

Impaired Portfolio

A provision for an impaired portfolio is calculated by determining the expected loss rate, adjusting for amounts recoverable through guarantees and the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the debtor can be classified into categories C1 to C6. Using this classification system the related allowance percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

II.	Allowances for group evaluations

Group evaluations are used to approximate allowances required for loans with low balances related to individuals and small companies.

Levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicating the debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, loans due and defaulted loans, in addition to other parameters.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes individually non-significant commercial loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk which in this case is a default of 90 or more. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

In August 2014, the consumer and commercial models were calibrated with the objective of improving the accuracy of a customer’s predicted behavior. This involved the release of consumer provisions of Ch$36,563 million and an increase in commercial provisions of Ch$45,141 million. The net effect was an increase of provisions for Ch$8,578 million under the "Provisions for loan losses" in the Unaudited Consolidated Interim Statement of Income.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or the situation of a specific economical sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans. The Bank has not recorded provisions for this concept as of September 30, 2014 and 2013 and as of December 31, 2013.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and accounts receivable from customers, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan operations, including any future payments due in the case of installments loans or leasing operations (for which partial charge-offs do not exist).

Charge-offs are recorded under “Provision for loan losses” through the Unaudited Consolidated Interim Statement of Income in accordance with Chapter B-1 of the Compendium of Accounting Standards (SBIF), independent of the cause. Any receipt of payment for a loan previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off.

Upon recovery of previously charged-off balances, the renegotiated loans will be recognized as an asset and the associated income as a recovery of loan loss within the “Provision for loan losses”.

V.	Recovery of “Loans and accounts receivable from clients” previously charged off

Any receipt of payment for “Loans and accounts receivable from customers” previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Unaudited Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Including guarantees, bonds, standby letters of credit.

ii.	Confirmed foreign letters of credit: Comprises of letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees letters issued.

vi.	Unrestricted credit lines: The balance of the available credit lines that customers may use without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Loans that the Bank has agreed but not yet lent. These outstanding balances must be transferred at an agreed future date when events contractually agreed upon with the customer occur, such as lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The Unaudited Consolidated Interim Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each reporting period. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Allowance for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has established allowances to cover probable losses, therefore, to estimate the allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income. Loans are charged-off when Management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

The estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 07, 08, 10, 11 and 30)
-	The useful lives of tangible and intangible assets (Notes 10, 11 and 29)
-	The fair value of assets and liabilities (Notes 05, 06, 09 and 32)
-	Commitments and contingencies (Note 18)
-	Current and deferred taxes (Note 12)

t)	Non-current assets held for sale

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

As of September 30, 2014 and 2013 and December 31, 2013 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). For assets acquired under an agreement between the client and the Bank a value is agreed upon by the parties through negotiation. When the parties do not reach an agreement and legal actions are required for the Bank to gain possession, the value for those assets is determined at auction. In both instances, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to income for the period, under “Provision for loan losses”.

These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income for the period, under “Other operating expenses”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2014 and 2013 and December 31, 2013 the Bank did not have any instruments that generated dilutive effects.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Interim Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Unaudited Consolidated Interim Statements of Financial Position. Management fees are included in “Fee and commission income” in the Unaudited Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of September 30, 2014 and December 31, 2013 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Unaudited Consolidated Interim Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

b) the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and (c) changes in the effect of the asset ceiling.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Unaudited Consolidated Interim Statement of Income.

The post-employment benefits liability, recognized in the Unaudited Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Unaudited Consolidated Interim Statement of Income under the “Personnel expenses” item, as the relevant executives provide their services over the course of the period. The Bank pays the parent for the equity instruments granted to its employees. The cash obligation is determined at the grant date in an amount equal to the fair value of the liability with employees at that date. The Bank receives invoices from the parent on a bi-annual basis, creating a liabilty to the parent. At the end of each six-month period, a payment is made to settle this liabilty to the parent.

The Bank’s stock performance plan is accounted for as a cash-settled share-based payment in accordance with IFRS 2 “Share based payments”. The fair value at grant date is determined using a Monte Carlo model which represents the basis of the payment amount, and is recorded on a straight-line basis over the life of the plan. IFRS 2 requires that the fair value of the liability be remeasured at the end of each reporting period and that fair value changes attributable to rendered services to date be reflected in the statement of income. Changes to the fair value of the liability over the 3-year life of the plan were immaterial therefore the fair value remeasurement was not recorded. As a cash-settled share-based payment award, the offset of the journal entry to record the compensation expense is a liability for share-based payment awards.

z)	Reclassification of items

Banco Santander Chile has reclassified some items in the Interim Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications, which did not affect the Bank’s results, have no significant or material impact on the current Unaudited Consolidated Interim Financial Statements.

aa)	Application of new and revised International Financial Reporting Standards

i.	New and revised standards affecting amounts reported and/or disclosures in the financial statements

In the current year, the Bank has applied a number of new revised IFRSs issued by the International Accounting Standard Board (IASB) as well as accounting standards as issued by the both the SBIF that are mandatory effective for an accounting period that begins on or after 1 January 2014. These standards have been fully incorporate by the Bank and are detailed as follows:

1.	Accounting Regulations Issued by the SBIF, effective in current year

As of September 30, 2014, there are no new accounting regulations issued by SBIF to be implemented.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	New and revised IFRS standards effective in current year

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities – On December 16, 2011, the amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realization and settlement'. Management does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Bank's consolidated financial statements as the Bank does not have any financial assets and financial liabilities that qualify for offset. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Investment entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Interests in Other Entities and IAS 27 – Separated Financial Statements - On October 31, 2012, the IASB issued “Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exception to the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that follow the definition of “investment entity”, as well as some investment funds. Instead, entities will measure their investments in subsidiaries at fair value through profit and loss, in accordance with IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

Amendments also require additional disclosure about whether the entity is considered an investment entity, details of non-consolidated subsidiaries, the nature of the relationship and certain transactions between the investment entity and its subsidiaries.. The amendments force an investment entity to account for its investment in a subsidiary in the same way in the consolidated financial statements and in its individual financial statements (or just provide individual financial statements if all subsidiaries are not consolidated). These modifications will be effective for yearly periods beginning on or after January 1, 2014. Early application is permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

IFRIC 21 - Levies – On May 20, 2013, IFRIC issued IFRIC 21 which provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. The implementation of this guidance had no material impact on the consolidated financial statements of the Bank.

Amendment IAS 36, Impairment of the Assets – On May 29, 2013 the IASB issued Recoverable Amount Disclosures for Non-Financial Assets. The objective of this amendment is to harmonize the disclosure requirements about fair value without the disposal costs and value in use, when present value techniques are used to measure the recoverable amount of assets that are considered value impaired, requiring an entity to disclose the discount rates that have been used to determine the recoverable amount of assets that are considered value impaired. An entity shall apply these modifications retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted. An entity shall not apply these modifications to periods (including comparative periods) in which IFRS 13 is not applied. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendment IAS 39, Financial instruments: recognition and measurement – On June, 27, 2013 the IASB issued the amendment Novation of Derivatives and Continuation of Hedge Accounting, establishing that a derived contract novation with a central counterparty (clearing house) would generate a hedged interruption, derecognition of the original derivative and the recognition of the new derivative contract novated. While product novation laws or regulations do not qualify for derecognition and therefore hedge accounting will not be interrupted (if requirements are met). The effective date of application for annual periods beginning on January 1, 2014, may be applied in advance. An entity shall apply the amendment retrospectively in accordance with IAS 8 - Accounting policies, changes in accounting estimates and errors. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of September 30, 2014. Though in some cases, the IASB has allowed for their in-advance adoption, the Bank has not done so up to said date.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of September 30, 2014

1. Accounting regulations issued by the SBIF

As of September 30, 2014 there are no new accounting regulations issued by SBIF to be implemented.

2.	New and revised IFRS issued

IFRS 9 “Financial Instruments” (“IFRS 9”) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. The impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these consolidated financial statements. IFRS 9 will not apply to the Financial Statements of the Bank as expressly stated by the SBIF.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendment IAS 19 – Defined benefit plans: employee contributions – On November 21, 2013 the IASB issued these modifications establishing the treatment for employee or third party contributions when accounting for the defined benefit plans. Therefore, if the amount of the contributions is independent of the number of years of service, it allows an entity to recognize these contributions as a reduction in service costs in the period in which the related service is rendered, instead of attributing contributions to periods of service, and if the amount of the contribution depends on the number of years of service, an entity to attribute these contributions to periods of service is required, using the same method of allocation required by paragraph 70 of the IAS 19, for gross proceeds (that is, using the contribution plan formula or a linear basis). These modifications apply for annual periods starting as of July 1, 2014 retroactively, as stated by IAS 8 - Accounting policies changes in accounting estimates and errors. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2010-2012 – On December 12, 2013 this document covering seven standards was issued:

- IFRS 2	- Share-based Payments: It modifies the definition of 'concession consolidation condition (irrevocability)' y 'market conditions' and adds the definition of 'execution conditions' and ' service condition' (which was a part of the definition of the concession consolidation condition).
- IFRS 3	- Business Combinations: it states that the contingent considerations classified as assets or liabilities must be measure to fair value on each report date.
- IFRS 8	- Operating Segments: it required that and entity reveals the judgments made by the administration regarding the implementations of the criteria for the operating segments aggregation and it states that the entity must only provide reconciliation between all the assets of the reportable segment and the entity's assets if the previous ones are reported regularly.
- IFRS 13	- Fair value measurement: it states that the issuing of IFRS 13 and the modification of IFRS 9 and IAS 39 did not eliminate the possibility of measuring the accounts receivable and pay in the short term those that lack an established interest rate on the invoice amount without discounting if the effect of such action is intangible.
- IAS 16	- Property, plant and equipment: it states that when a property, plant and equipment element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.
- IAS 24	- Related party disclosures: it states that an entity providing administration personnel services key to the informing entity or to the parent of the reporting entity, this is a related party of the reporting entity.
- IAS 38	- Intangibles: it states that when an intangible element is revaluated, the gross carrying value is adjusted consistently with the revaluation of the carrying value.

IFRS annual modifications, 2010-2012 cycle, must be implemented for annual periods starting on or after July 1, 2014. Early application is permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual modifications, cycle 2011-2013 – On December 12, 2013 this document covering four standards was issued:

- IFRS 1	- First-time Adoption: It states that an entity, on its first financial statements under IFRS, has the possibility of choosing between applying an existing and currently effective IFRS, and applying a new or revised IFRS which is not currently mandatory, provided earlier application is permitted. It is required that the entity applies the same version of the IFRS throughout the periods covered by the first financial statements according to IFRS.
- IFRS 3	- Business Combinations: It states that the IFRS 3 excludes from its scope the accounting for the formation of a joint agreement on the financial statements of the joint arrangement itself.
- IFRS 13	- Fair Value Measurement: It states that the scope of the exception of portfolio defined in paragraph 52 of IFRS 13, includes all contracts included under the scope of 'IAS 39 - Financial Instruments: Recognition and measurement' and 'IFRS 9 - Financial Instruments', regardless of whether they conform to the definition of financial assets or financial liabilities as set out in 'IAS 32 - Financial Instruments: Presentation'.
- IAS 40	- Investment Property: It states that if a certain transaction complies with the definition of a business combination -as defined by IFRS 3 -Business Combinations- and of investment properties -as defined by IAS 40 Investment Property-, it needs to implement both norms independently and separately.

IFRS annual modifications, 2011-2013 cycle, must be implemented for annual periods beginning on or after July 1, 2014. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 14, Regulatory Deferral Accounts – On January 1, 2014, the IASB issued IFRS 14 “Regulatory Deferral Accounts”, which, specify the financial reporting requirements for regulatory deferral account balances that arise when an entity provides goods or services to customers at price or rate that is subject to rate regulation. This standard requires:

-	limited changes to accounting policies that were applied in accordance with its previous GAAP for regulatory deferral account balances;
-	disclosure that were identify and explain the amounts recognized in the entity`s financial statements that arise from rate regulation;
-	disclosure that help users of the financial statements to understand the amounts, timing and uncertainty of future cash flows from any regulatory deferral accounts balances that are recognized.

This standard is effective to first-time adopters IFRS for annual periods beginning on or after January 1, 2016. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 15 “Revenue from contracts with customers” (“IFRS 15”) In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2017. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those good and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. Whilst it is expected that a significant proportion of the Bank revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect the effect of IFRS 15 on these consolidated financial statements.

. The Bank’s management is assessing the potential impact of the adoption of this standard.

IAS 27: Separate Financial Statements – In August 2014, the IASB issued the amendment “Equity Method in Separate Financial Statements”. This amendment adds the equity method, as per IAS 28, to the allowable accounting methods that a subsidiary, joint venture or associate can be recorded at when producing separate financial statements.

The standard is effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but this will require a disclosure. The Bank’s management has evaluated the impact of this standard and has determined that it will not have significant effects.

Ammendments to IFRS 10 and IAS 28 – Sale or Contribution of assets between an Investor and its Associate or Joint Venture - In September 2014, the IASB issued this amendment. This clarifies that a business is to be defined by IFRS 3 and states the correct accounting treatment when business and non business subsidiaries are sold, such that the entity (and its remaining subsidiaries) loses control of the subsidiary, to a joint venture or associate for the consolidated financial statements.

If control of a sold subsidiary is lost, a full gain or loss on the sale should be recognized in the income statement and all previously recognized gains in other comprehensive income should be reclassified. Partial gain or loss recognition for transactions between an investor and its associate or joint venture only apply to the gain or loss resulting from the sale or contribution of assets that do not constitute a business.

This standard is effective for annual periods beginning on or after January 1, 2016. Earlier application permitted but would require disclosure. The Bank’s management is assessing the potential impact of the adoption of this standard.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual modifications, cycle 2012-2014 – On 29 December 2014 this document covering four standards was issued:

- IFRS 5	– Non-current Assets Held for Sale and Discontinued Operations : It introduces specific guidance on how to treat an asset or disposal group when it is being reclassified between held for sale and available for distribution to owners. It states and aligns treatments of both held for sale and available for distribution to owners should they no longer meet the criteria to be classed as such and the treatment for plans of sale when a reclassification occurs.
- IFRS 7	– Financial Instruments: Disclosures: It defines what is considered payment and how to treat servicing contracts of a derecognized asset when the performance of the asset determines the fee for the servicing contract. It clarifies the applicability of the amendments to IFRS 7 regarding disclosures concerning the offsetting of financial assets and liabilities in the condensed interim financial statements.
- IAS 19	– Employee Benefits: This states which discount rate to use when the depth regional markets are not deemed sufficient to calculate a rate. Comparatives should be restated.
- IAS 34	– Interim Financial Reporting: It states that the disclosure of information ‘elsewhere in the interim financial report’ must to be adequately cross-referenced. Any cross-referenced documents can be separate to the report but must be accessible to users of the reports as at the time of publication of the financial statements.

IFRS annual modifications, 2012-2014 cycle, must be implemented for annual periods beginning on or after 1 January 2016. Earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS

As of September 30, 2014, the following significant events have occurred and affected the Bank`s operations and Consolidated Interim Financial Statements.

a) The Board

In the Ordinary Board Meeting of Banco Santander Chile held on April 21, 2014, the Chairman of the Board, Mr. Mauricio Larraín Garcés, presented his resignation. In this session, Mr. Vittorio Corbo Lioi was designated as Chairman with Mr. Mauricio Larraín Garcés continuing to form part of the Board of Directors as a Director.

On September 3, 2014 the Superintendency of Banks and Financial Institutions was informed of the resignation of Carlos Olivos Marchant, who served as director. The President proposed that the Director Marco Colodro Hadjes replace Carlos Olivos as a member and chairman of the Audit Committee of Directors. This was approved unanimously by those present.

In the Ordinary Board Meeting dated September 23, 2014 the Board appointed Orlando Poblete Iturrate as the new director who until then had served as Alternate Director, therefore his previous position became vacant.

Use of Profits and Distribution of Dividends

In the Shareholders’ Meeting of Banco Santander Chile held on April 22, 2014, chaired by Mr. Vittorio Corbo Lioi (Chairman), and attended by Oscar von Chrismar Carvajal (First Vice President), Roberto Méndez Torres (Second Vice President), Víctor Arbulú Crousillat, the Directors: Marco Colodro Hadjes, Mauricio Larraín Garcés, Carlos Olivos Marchant, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director) and Orlando Poblete Iturrate (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented in aforementioned meeting, 2013 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$441,926 million. The Board approved the distribution of 60% of such net income, yielding a Ch$1.407 dividend per share, payable starting on April 23, 2014. Also, it was approved that the remaining 40% of the profits will be retained in the Bank’s reserves.

b) Taxation Reforms

On September 29, 2014 Law No. 20,780 was published in the Official Journal. This law amended the Chilean tax system, including Income Tax, Stamp Duty and Taxation Codes. Regarding the Income Tax Law, the key changes are:

•	Each company must formally elect to join a tax scheme. There are two alternative tax schemes under this law. The deadline for such election is the second half of 2016.

•	The schemes are:

– Attributed system, reaching a tax rate of 25% in 2017. This system involves payment of taxes independent of withdrawals or distributions of profits.

– Semi-Integrated System, reaching a tax rate of 27% in 2018. This system involves payment of taxes on the withdrawal or distribution of profits to shareholders. The corporate income tax paid on the profits distributed is creditable against the final taxes. Profits distributed are subject to withholding income tax of 35%, except for non-residents of Chile where a double taxation agreement exists between Chile and the foreign entity’s country of residence.

•	The current rate of 20% is changed to 21% for the year 2014, to 22.5% in 2015, 24% in 2016 and 25% in 2017. If the semi-integrated system is chosen the rate for 2017 will be 25.5% eventually reaching 27% in 2018.

The Bank has estimated the effect of the tax reform using the Semi-Integrated System. A decision has not yet been subject to discussion by the Bank's shareholders. The estimated net effect of this reform is Ch$35,411 million, this has been recorded at September 30, 2014 in "Income taxes" in the Unaudited Consolidated Interim Statement of Income. This Ch$35,411 million consists of a higher tax of Ch$3,175 million for the current tax year and a lesser deferred tax expense of Ch$38,586 million (temporary asset differences).

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS, continued

c) Issuance of bonds - at September 30, 2014

In the nine months to September 30, 2014 the Bank has issued senior bonds in the amount of CHF300,000,000, UF4,000,000, USD750,000,000, CLP25,000,000,000, AUD125,000,000 and JPY 27,300,000,000. Debt issuance information is included in Note 15.

c.1) Senior bonds

Series	Amount		Term	Issuance rate	Issuance date	Maturity date
Bond	CHF	300,000,000	3 years	1.00% per annum simple	01-31-2014	07-31-2017
Total	CHF	300,000,000
Bond	UF	2,000,000	5 years	3.5% per annum simple	02-21-2014	10-01-2018
Bond	UF	2,000,000	7 years	3.5% per annum simple	08-28-2014	01-01-2021
Total	UF	4,000,000
Bond	CLP	25,000,000,000	5 years	6.2% per annum simple	02-22-2014	09-01-2018
Total	CLP	25,000,000,000
USD floating bond	USD	250,000,000	5 years	Libor (3 months)+75 bp	02-19-2014	02-19-2019
USD floating bond	USD	500,000,000	5 years	Libor (3 months)+90 bp	04-15-2014	04-11-2017
Total	USD	750,000,000
Bond	AUD	125,000,000	3 years	4.5% per annum simple	03-13-2014	03-13-2017
Total	AUD	125,000,000
JPY floating bond	JPY	6,600,000,000	3 years	Libor (3 months) +65 bp	04-24-2014	04-24-2017
JPY current bond 2017	JPY	2,000,000,000	3 years	0.72% per annum simple	04-24-2014	04-24-2017
JPY current bond 2019	JPY	18,700,000,000	5 years	0.97% per annum simple	04-24-2014	04-24-2019
Total	JPY	27,300,000,000

c.2) Subordinated bonds

As at September 30, 2014, the Bank had not issued subordinated bonds in this financial year.

c.3) Repurchase of bonds

The Bank has conducted the following repurchase of bonds during the first semester of 2014:

Date	Series	Amount

02-21-2014	Senior bond	CLP	118,409,000,000
03-03-2014	Senior bond	UF	6,000,000

c.4) Mortgage bonds at September 30, 2014

As of September 30, 2014 the Bank has issued the following bonds:

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
AB	UF	5,000,000	18 years	3.20% per annum simple	01-09-2014	01-04-2032
Total	UF	5,000,000

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS, continued

d) Investments in Subsidiaries

d.1) Mergers and Acquisitions

Merger of Santander Servicios de Recaudación y Pagos Limitada

The Bank has overseen the merger of the subsidiary Santander Servicios de Recaudación y Pagos Limitada through the transferal of all the rights from Santander Corredora de Seguros Limitada to the Bank on May 01, 2014. Authorization was granted by the SBIF on March 26, 2014. This merger included the conversion of "Supercaja" branches to branches of the Bank.

Merger of Servicios de Cobranza Fiscalex Limitada

On August 01, 2014, the company Servicios de Cobranza Fiscalex Limited was acquired by Santander Gestión de Recaudación y Cobranza Limitada. Both companies were previously consolidated by the Bank, therefore no material effect should be observed in the Bank’s Unaudited Consolidated Interim Financial Statements.

d.2) Capital increase of Transbank S.A.

In the Transbank’s Shareholders’ Meeting held in June of the current year, it was agreed to capitalize retained earnings and increase the capital by approximately Ch$25,200 million. The Bank has participated in proportion to its ownership share (25%), resulting a contribution of approximately Ch$6,313 million to Transbank.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS

The Bank manages and measures the performance of its operations by operating segment which function under three divisions. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of September 30, 2014. During the second half of 2013, the Institutional segment was moved from the Individuals and the SME division to the Companies and Institutional division. All prior year’s segments information has been presented under the revised division definitions.

The Bank has the following operating segments falling under each Division header noted below:

Individuals and SME`s

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 pesos to Ch$400,000 pesos, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b. Commercial Banking

Serves individuals with monthly incomes over Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

SME`s

Small companies are considered to be companies with annual sales less than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and Institutions

Companies

The Companies segment includes the Companies, Real Estate and Large Corporations sub segments:

a.	Companies

Companies with annual sales in excess of Ch$1,200 million but not more than Ch$10,000 million are included in this segment. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

b.	Real estate
This segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
Considers companies with annual sales exceeding Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

Institutions

Serves institutions such as universities, government entities, local and regional governments. The institutions within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global management functions, involving the parent company’s structural interest risk and liquidity risk. Liquidity risk is managed mainly through debt issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of September 30, 2014 and 2013, and in addition to the corresponding balances of loans and accounts receivable from customers as of December 31, 2013:

	For the three months ended September 30, 2014
	Net interest income	Net fee and commission income	Financial transactions, net (1)	Provision for loan losses	Support expenses (2)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	155,888	38,804	1,586	(26,284)	(97,921)	72,073
Santander Banefe	23,122	5,389	(29)	(1,835)	(10,657)	15,990
Commercial Banking	132,766	33,415	1,615	(24,449)	(87,264)	56,083
SMEs	68,705	12,051	1,502	(58,434)	(22,083)	1,741
Individuals+SMEs	224,593	50,855	3,088	(84,718)	(120,004)	73,814

Companies	46,436	6,670	4,395	(13,048)	(14,029)	30,424
Companies	20,277	3,301	2,408	(7,556)	(8,039)	10,391
Large Corporations	18,014	2,243	1,947	(3,895)	(4,380)	13,929
Real estate	8,145	1,126	40	(1,597)	(1,610)	6,104
Institutional	8,182	583	152	(63)	(3,318)	5,536
Companies and institutional	54,618	7,253	4,547	(13,111)	(17,347)	35,960

Commercial Banking	279,211	58,108	7,635	(97,829)	(137,351)	109,774

Global banking and markets	22,556	4,693	12,486	(1,425)	(10,395)	27,915
Corporate	18,465	4,511	714	(1,425)	(3,396)	18,869
Treasure	4,091	182	11,772	-	(6,999)	9,046
Other	(2,655)	(6,736)	7,697	(111)	4,147	2,342

Total	299,112	56,065	27,818	(99,365)	(143,599)	140,031

Other operating income						3,728
Other operating expenses						(48,744)
Income from investments in associates and other companies						500
Income tax expense						18,941
Net income for the period						114,456

(1)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(2)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

	For the three months ended September 30, 2013
	Net interest income	Net fee and commission income	Financial transactions, net (1)	Provision for loan losses	Support expenses (2)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	151,562	34,944	2,860	(57,958)	(84,970)	46,438
Santander Banefe	23,795	6,064	1,522	(12,037)	(11,595)	7,749
Commercial Banking	127,767	28,880	1,338	(45,921)	(73,375)	38,689
SMEs	66,421	9,176	1,411	(29,419)	(20,102)	27,487
Individuals+SMEs	217,983	44,120	4,271	(87,377)	(105,072)	73,925

Companies	41,151	6,495	3,334	(8,640)	(14,315)	28,025
Companies	18,202	3,436	2,117	(7,815)	(7,334)	8,606
Large Corporations	16,059	2,127	1,103	(656)	(5,297)	13,336
Real estate	6,890	932	114	(169)	(1,684)	6,083
Institutional	7,607	720	(31)	255	(3,931)	4,620
Companies and institutional	48,758	7,215	3,303	(8,385)	(18,246)	32,645

Commercial Banking	266,741	51,335	7,574	(95,762)	(123,318)	106,570

Global banking and markets	16,399	4,740	11,971	(1,370)	(9,594)	22,146
Corporate	16,794	4,798	472	(1,370)	(4,720)	15,974
Treasure	(395)	(58)	11,499	-	(4,874)	6,172
Other	4,465	(1,144)	8,070	653	(9,929)	2,115

Total	287,605	54,931	27,615	(96,479)	(142,841)	130,831

Other operating income						4,112
Other operating expenses						(15,502)
Income from investments in associates and other companies						345
Income tax expense						(18,417)
Net income for the period						101,369

(1)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(2)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

		For the nine months ended September 30, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	11,342,245	456,275	110,951	9,164	(115,315)	(289,556)	171,519
Santander Banefe	745,999	69,654	15,906	1,305	(27,567)	(32,528)	26,770
Commercial Banking	10,596,246	386,621	95,045	7,859	(87,748)	(257,028)	144,749
SMEs	3,316,030	201,134	34,441	5,026	(120,235)	(61,933)	58,433
Individuals+SMEs	14,658,275	657,409	145,392	14,190	(235,550)	(351,489)	229,952

Companies	4,998,928	137,508	20,108	12,053	(25,801)	(40,658)	103,210
Companies	1,884,160	59,610	9,968	6,367	(18,568)	(22,907)	34,470
Large Corporations	2,106,346	53,477	6,590	5,261	(6,416)	(13,377)	45,535
Real estate	1,008,422	24,421	3,550	425	(817)	(4,374)	23,205
Institutional	386,912	24,774	1,785	457	(43)	(9,304)	17,669
Companies and institutional	5,385,840	162,282	21,893	12,510	(25,844)	(49,962)	120,879

Commercial Banking	20,044,115	819,691	167,285	26,700	(261,394)	(401,451)	350,831

Global banking and markets	2,289,922	65,002	14,862	45,267	(3,249)	(30,366)	91,516
Corporate	2,289,922	53,231	14,270	921	(3,249)	(15,276)	49,897
Treasure	-	11,771	592	44,346	-	(15,090)	41,619
Other	52,056	75,951	(14,503)	18,885	8	(2,792)	77,549

Total	22,386,093	960,644	167,644	90,852	(264,635)	(434,609)	519,896

Other operating income							12,723
Other operating expenses							(85,719)
Income from investments in associates and other companies							1,339
Income tax expense							(32,290)
Net income for the period							415,949

(1)	Corresponds to loans and accounts receivable from customers, net, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

	As of December 31, 2013	For the nine months ended September 30, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	10,474,663	456,084	109,242	5,625	(174,713)	(270,638)	125,600
Santander Banefe	730,979	76,105	17,844	1,498	(43,879)	(33,487)	18,081
Commercial Banking	9,743,684	379,979	91,398	4,127	(130,834)	(237,151)	107,519
SMEs	3,228,865	194,178	32,095	3,546	(75,181)	(55,597)	99,041
Individuals+SMEs	13,703,528	650,262	141,337	9,171	(249,894)	(326,235)	224,641

Companies	4,682,221	120,251	20,232	9,952	(23,433)	(38,348)	88,654
Companies	1,757,977	55,371	10,814	5,681	(15,164)	(20,962)	35,740
Large Corporations	1,927,075	45,664	6,840	4,049	(7,874)	(13,015)	35,664
Real estate	997,169	19,216	2,578	222	(395)	(4,371)	17,250
Institutional	353,559	22,393	2,051	220	31	(8,847)	15,848
Companies and institutional	5,035,780	142,644	22,283	10,172	(23,402)	(47,195)	104,502

Commercial Banking	18,739,308	792,906	163,620	19,343	(273,296)	(373,430)	329,143

Global banking and markets	2,268,440	52,985	13,365	30,289	(5,483)	(28,810)	62,346
Corporate	2,268,440	46,328	12,107	593	(5,483)	(13,954)	39,591
Treasure	-	6,657	1,258	29,696	-	(14,856)	22,755
Other	53,013	(63,138)	(3,289)	33,498	2,787	(15,464)	(45,606)

Total	21,060,761	782,753	173,696	83,130	(275,992)	(417,704)	345,883

Other operating income							15,869
Other operating expenses							(41,348)
Income from investments in associates and other companies							1,494
Income tax expense							(52,947)
Net income for the period							268,951

(1)	Corresponds to loans and accounts receivable from customers, net, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Cash and deposit in banks
Cash	537,677	551,136
Deposit in the Central Bank of Chile	451,059	797,363
Deposit in domestic banks	376	81
Deposit in foreign banks	459,523	223,230
Subtotals – Cash and deposit in banks	1,448,635	1,571,810

Cash in process of collection, net	216,287	327,698

Cash and cash equivalents	1,664,922	1,899,508

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month in accordance with the regulations governing minimum reserves.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Assets
Documents held by other banks (document to be cleared)	216,846	289,723
Funds receivable	605,748	314,354
Subtotal	822,594	604,077
Liabilities
Funds payable	606,307	276,379
Subtotal	606,307	276,379

Cash in process of collection, net	216,287	327,698

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	182,385	75,577
Chilean Central Bank Notes	89	100
Other Chilean Central Bank and Government securities	398,402	189,962
Subtotal	580,876	265,639

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	10,042
Chilean corporate bonds	27,142	2,229
Other Chilean securities	-	-
Subtotal	27,142	12,271

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	645	9,657
Funds managed by others	-	-
Subtotal	645	9,657

Total	608,663	287,567

As of September 30, 2014 and December 31, 2013, there are no securities sold under repurchase agreement to clients and financial institutions.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of September 30, 2014 and December 31, 2013 the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2014
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	125,890	496,036	426,750	1,048,676	11,549	38
Cross currency swaps	131,821	119,656	1,040,061	1,291,538	171,007	2,399
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	257,711	615,692	1,466,811	2,340,214	182,556	2,437

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	447,361	663,716	1,674,493	2,785,570	128,108	28,858
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives
Subtotal	447,361	663,716	1,674,493	2,785,570	128,108	28,858

Trading derivatives
Currency forwards	21,671,424	13,563,688	1,837,754	37,072,866	452,400	370,821
Interest rate swaps	3,840,732	12,901,625	34,097,194	50,839,551	443,926	410,754
Cross currency swaps	1,802,734	3,471,479	17,821,138	23,095,351	1,453,064	1,607,891
Call currency options	64,492	58,898	1,197	124,587	2,272	1,297
Call interest rate options	4,071	4,634	135,687	144,392	1,510	1,533
Put currency options	381,433	114,900	-	496,333	993	468
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	327,259	-	-	327,259	645	607
Subtotal	28,092,145	30,115,224	53,892,970	112,100,339	2,354,810	2,393,371

Total	28,797,217	31,394,632	57,034,274	117,226,123	2,665,474	2,424,666

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	55,000	375,599	430,599	9,951	1,020
Cross currency swaps	-	233,824	899,293	1,133,117	63,528	1,754
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	288,824	1,274,892	1,563,716	73,479	2,774

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	522,451	937,529	661,676	2,121,656	60,453	13,927
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	522,451	937,529	661,676	2,121,656	60,453	13,927

Trading derivatives
Currency forwards	14,972,304	9,801,554	1,749,378	26,523,236	198,130	188,745
Interest rate swaps	4,526,349	11,332,697	25,005,852	40,864,898	241,528	243,326
Cross currency swaps	1,634,855	3,927,402	14,246,746	19,809,003	915,099	847,821
Call currency options	443,944	42,805	5,557	492,306	1,327	2,403
Call interest rate options	-	7,031	-	7,031	-	-
Put currency options	428,638	38,450	2,936	470,024	3,831	1,108
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	54,777	-	-	54,777	171	5
Subtotal	22,060,867	25,149,939	41,010,469	88,221,275	1,360,086	1,283,408

Total	22,583,318	26,376,292	42,947,037	91,906,647	1,494,018	1,300,109

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2014 and December 31, 2013, classified by term to maturity:

	As of September 30, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loans	12,165	-	-	-	12,165
Available for sale investments
Yankee bonds	-	-	5,792	44,253	50,045
Mortgage financing bonds	-	-	-	3,383	3,383
Treasury bonds (BTP)	-	-	135,000	20,000	155,000
Central bank bonds (BCP)	-	-	-	147,500	147,500
Time deposits and other demand liabilities
Time deposits	442,442	33,000	-	-	475,442
Issued debt instruments
Senior bonds	299,140	342,096	245,827	489,960	1,377,023
Subordinated bonds	119,656	-	-	-	119,656
Interbank borrowings
Interbank loans	-	-	-	-	-
Total	873,403	375,096	386,619	705,096	2,340,214
Hedging instrument
Cross currency swaps	251,477	342,096	201,619	496,346	1,291,538
Interest rate swaps	621,926	33,000	185,000	208,750	1,048,676
Total	873,403	375,096	386,619	705,096	2,340,214

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	12,213	-	-	-	12,213
Available for sale investments
Yankee bond	-	-	-	28,308	28,308
Mortgage finance bonds	-	-	-	3,652	3,652
Time deposits and other demand liabilities
Time deposits	55,000	-	-	27,971	82,971
Issued debt instruments
Senior bonds	-	335,805	109,497	769,659	1,214,961
Subordinated bonds	104,840	-	-	-	104,840
Interbank borrowings
Interbank loans	116,771	-	-	-	116,771
Total	288,824	335,805	109,497	829,590	1,563,716
Hedging instrument
Cross currency swaps	233,824	178,545	109,497	611,251	1,133,117
Interest rate swaps	55,000	157,260	-	218,339	430,599
Total	288,824	335,805	109,497	829,590	1,563,716

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of September 30, 2014 and December 31, 2013, and the period when the cash flows will be generated:

	As of September 30, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	29,062	89,374	-	-	118,436
Available for sale investments
Yankee bond	-	-	27,281	111,397	138,678
Chilean Central Bank bonds	-	22,958	-	-	22,958
Time deposits and other time liabilities	403,236	-	-	-	403,236
Time deposits
Issued debt instruments
Senior bonds (variable rate)	-	874,561	149,570	-	1,024,131
Senior bonds (fixed rate)	48,730	-	-	-	48,730
Interbank borrowings
Interbank loans	630,049	399,352	-	-	1,029,401
Total	1,111,077	1,386,245	176,851	111,397	2,785,570
Hedging instrument
Cross currency swaps	1,111,077	1,386,245	176,851	111,397	2,785,570
Total	1,111,077	1,386,245	176,851	111,397	2,785,570

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	21,623	69,502	-	-	91,125
Available for sale investments
Yankee bond	-	-	-	118,577	118,577
Chilean Central Bank bonds	-	22,958	-	18,084	41,042
Time deposits and other time liabilities
Time deposits	379,331	11,328	-	-	390,659
Issued debt instruments
Senior bonds (variable rate)	288,310	102,062	219,567	-	609,939
Senior bonds (fixed rate)	43,189	-	-	-	43,189
Interbank borrowings
Interbank loans	727,527	99,598	-	-	827,125
Total	1,459,980	305,448	219,567	136,661	2,121,656
Hedging instrument
Cross currency swaps	1,459,980	305,448	219,567	136,661	2,121,656
Total	1,459,980	305,448	219,567	136,661	2,121,656

The following is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of September 30, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	62,957	6,111	2,057	429	71,554
Outflows	(29,238)	(23,373)	(3,270)	-	(55,881)
Net flows	33,719	(17,262)	(1,213)	429	15,673

Hedging instrument
Inflows	29,238	23,373	3,270	-	55,881
Outflows (*)	(62,957)	(6,111)	(2,057)	(429)	(71,554)
Net flows	(33,719)	17,262	1,213	(429)	(15,673)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	21,532	10,870	4,102	1,614	38,118
Outflows	(12,180)	(10,667)	(6,107)	-	(28,954)
Net flows	9,352	203	(2,005)	1,614	9,164

Hedging instrument
Inflows	12,180	10,667	6,107	-	28,954
Outflows (*)	(21,532)	(10,870)	(4,102)	(1,614)	(38,118)
Net flows	(9,352)	(203)	2,005	(1,614)	(9,164)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

	As of September 30, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	87,082	50,627	-	-	137,709
Outflows	-	-	-	-	-
Net flows	87,082	50,627	-	-	137,709

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(87,082)	(50,627)	-	-	(137,709)
Net flows	(87,082)	(50,627)	-	-	(137,709)

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	104,730	10,861	-	-	115,591
Outflows	(425)	(927)	(1,783)	(1,709)	(4,844)
Net flows	104,305	9,934	(1,783)	(1,709)	110,747

Hedging instrument
Inflows	425	927	1,783	1,709	4,844
Outflows	(104,730)	(10,861)	-	-	(115,591)
Net flows	(104,305)	(9,934)	1,783	1,709	(110,747)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.3) Forecasted cash flows for exchange rate risk:

	As of September 30, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(63,708)	-	-	-	(63,708)
Net flows	(63,708)	-	-	-	(63,708)

Hedging instrument
Inflows	63,708	-	-	-	63,708
Outflows	-	-	-	-	-
Net flows	63,708	-	-	-	63,708

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Interim Statement of Changes in Equity, specifically within Other comprehensive income, as of September 30, 2014 and as of December 31, 2013, and is as follows:

	As of September 30,	As of December 31,
Hedged item	2014	2013
	MCh$	MCh$

Interbank loans	(8,436)	(3,809)
Issued debt instruments	(14,106)	-
Available for sale investments	(2,176)	(723)
Loans and accounts receivable from customers	(141)	(3,744)
Bonds	(1,194)	19
Net flows	(26,053)	(8,257)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of September 30, 2014 and 2013, Ch$771 million and Ch$69 million respectively, were recognized in income.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to the period’s income:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Bond hedging derivatives	-	1	(16)	(34)
Interbank loans hedging derivatives	-	390	446	1,159

Cash flow hedge net income	-	391	430	1,125

See Note 19 “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of September 30, 2014 and December 31, 2013, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 07

INTERBANK LOANS

a)	As of September 30, 2014 and December 31, 2013, balances of “Interbank loans” are as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile – not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	119	66
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans - Foreign	121,077	125,383
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(51)	(54)

Total	121,145	125,395

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of September 30,			As of December 31,
	2014			2013
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	54	54	-	46	46
Charge-offs	-	-	-	-	-	-
Provisions established	-	59	59	-	127	127
Provisions released	-	(62)	(62)	-	(119)	(119)

Total	-	51	51	-	54	54

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of September 30, 2014 and December 31, 2013, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of September 30, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,319,101	245,880	569,810	8,134,791	136,089	129,137	265,226	7,869,565
Foreign trade loans	1,663,629	57,481	66,557	1,787,667	56,264	1,844	58,108	1,729,559
Checking accounts debtors	270,763	2,904	11,615	285,282	3,821	6,305	10,126	275,156
Factoring transactions	341,964	1,400	3,344	346,708	3,821	704	4,525	342,183
Leasing transactions	1,326,280	75,633	47,927	1,449,840	16,251	6,741	22,992	1,426,848
Other loans and account receivable	120,438	808	20,962	142,208	6,056	10,780	16,836	125,372
Subtotal	11,042,175	384,106	720,215	12,146,496	222,302	155,511	377,813	11,768,683

Mortgage loans
Loans with mortgage finance bonds	58,257	-	2,490	60,747	-	388	388	60,359
Mortgage mutual loans	103,478	-	2,173	105,651	-	476	476	105,175
Other mortgage mutual loans	5,784,542	-	348,826	6,133,368	-	46,451	46,451	6,086,917
Subtotal	5,946,277	-	353,489	6,299,766	-	47,315	47,315	6,252,451

Consumer loans
Installment consumer loans	1,940,967	-	335,014	2,275,981	-	202,086	202,086	2,073,895
Credit card balances	1,287,847	-	27,076	1,314,923	-	39,096	39,096	1,275,827
Leasing transactions	4,894	-	68	4,962	-	75	75	4,887
Other consumer loans	217,674	-	5,095	222,769	-	7,235	7,235	215,534
Subtotal	3,451,382	-	367,253	3,818,635	-	248,492	248,492	3,570,143

Total	20,439,834	384,106	1,440,957	22,264,897	222,302	451,318	673,620	21,591,277

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,993,770	246,661	557,251	7,797,682	123,354	81,478	204,832	7,592,850
Foreign trade loans	1,731,328	47,164	61,842	1,840,334	50,574	878	51,452	1,788,882
Checking accounts debtors	264,957	3,176	11,524	279,657	3,513	4,755	8,268	271,389
Factoring transactions	310,228	2,613	3,273	316,114	4,305	617	4,922	311,192
Leasing transactions	1,235,369	73,819	40,626	1,349,814	13,739	5,016	18,755	1,331,059
Other loans and account receivable	99,524	617	18,510	118,651	4,745	7,426	12,171	106,480
Subtotal	10,635,176	374,050	693,026	11,702,252	200,230	100,170	300,400	11,401,852

Mortgage loans
Loans with mortgage finance bonds	69,273	-	3,024	72,297	-	470	470	71,827
Mortgage mutual loans	69,742	-	2,091	71,833	-	380	380	71,453
Other mortgage mutual loans	5,163,396	-	318,286	5,481,682	-	42,456	42,456	5,439,226
Subtotal	5,302,411	-	323,401	5,625,812	-	43,306	43,306	5,582,506

Consumer loans
Installment consumer loans	1,847,289	-	320,832	2,168,121	-	221,723	221,723	1,946,398
Credit card balances	1,212,134	-	23,747	1,235,881	-	37,300	37,300	1,198,581
Leasing transactions	3,383	-	68	3,451	-	68	68	3,383
Other consumer loans	195,030	-	4,765	199,795	-	5,494	5,494	194,301
Subtotal	3,257,836	-	349,412	3,607,248	-	264,585	264,585	3,342,663

Total	19,195,423	374,050	1,365,839	20,935,312	200,230	408,061	608,291	20,327,021

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As September, 2014 and December 31, 2013, the portfolio before allowances is as follows, by customer`s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,197,395	1,216,914	-	-	1,197,395	1,216,914	5.35	5.78
Mining	411,356	464,865	-	-	411,356	464,865	1.84	2.21
Electricity, gas, and water	373,785	222,110	-	-	373,785	222,110	1.67	1.05
Agriculture and livestock	845,917	806,092	-	-	845,917	806,092	3.78	3.83
Forest	158,352	183,716	-	-	158,352	183,716	0.71	0.87
Fishing	260,781	265,917	-	-	260,781	265,917	1.16	1.26
Transport	876,431	721,931	-	-	876,431	721,931	3.92	3.43
Communications	187,058	249,499	-	-	187,058	249,499	0.84	1.18
Construction	1,338,803	1,337,791	-	-	1,338,803	1,337,791	5.98	6.35
Commerce	2,687,349	2,578,979	121,077	125,383	2,808,426	2,704,362	12.55	12.84
Services	469,630	447,861	-	-	469,630	447,861	2.10	2.13
Other	3,339,758	3,206,643	-	-	3,339,758	3,206,643	14.90	15.23

Subtotal	12,146,615	11,702,318	121,077	125,383	12,267,692	11,827,701	54.80	56.16

Mortgage loans	6,299,766	5,625,812	-	-	6,299,766	5,625,812	28.14	26.71

Consumer loans	3,818,635	3,607,248	-	-	3,818,635	3,607,248	17.06	17.13

Total	22,265,016	20,935,378	121,077	125,383	22,386,093	21,060,761	100.00	100.00

(*)	Includes domestic interbank loans for Ch$19 million as of September 30, 2014 (Ch$66 million as of December 31, 2013), see Note 07.

(**)	Includes foreign interbank loans for Ch$21,077 million as of September 30, 2014 (Ch$125,383 million as of December 31, 2013), see Note 07.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio

i)	As of September 30, 2014 and December 31, 2013, the impaired portfolio is as follows:

	As of September 30,				As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	382,439	-	-	382,439	317,534	-	-	317,534
Non-performing loans	372,511	175,068	99,235	646,814	364,890	155,688	92,723	613,301
Other impaired portfolio	109,516	178,421	268,018	555,955	122,464	167,713	256,689	546,866
Total	864,466	353,489	367,253	1,585,208	804,888	323,401	349,412	1,477,701

ii)	The impaired portfolio with or without guarantee as of September 30, 2014 and December 31, 2013 is as follows:

	As of September 30,				As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	407,181	330,151	49,963	787,295	385,712	302,219	49,051	736,982
Unsecured debt	457,285	23,338	317,290	797,913	419,176	21,182	300,361	740,719
Total	864,466	353,489	367,253	1,585,208	804,888	323,401	349,412	1,477,701

iii)	The portfolio of non-performing loans as of September 30, 2014 and December 31, 2013 is as follows:

	As of September 30,				As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	135,757	153,917	9,569	299,243	151,494	136,768	7,241	295,503
Unsecured debt	236,754	21,151	89,666	347,571	213,396	18,920	85,482	317,798
Total	372,511	175,068	99,235	646,814	364,890	155,688	92,723	613,301

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2014 and 2013 are as follows:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2013	200,230	100,170	43,306	264,585	608,291
Allowances established	52,211	77,373	9,705	92,402	231,691
Allowances released	(9,033)	(5,311)	(3,498)	(33,715)	(51,557)
Allowances released due to charge-off	(21,106)	(16,721)	(2,198)	(74,780)	(114,805)
Balance as of September 30, 2014	222,302	155,511	47,315	248,492	673,620

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2012	154,935	95,938	35,990	263,259	550,122
Allowances established	85,628	36,724	21,314	155,921	299,587
Allowances released	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Allowances released due to charge-off	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balance as of December 31, 2013	200,230	100,170	43,306	264,585	608,291

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set for Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of September 30, 2014 and December 31, 2013 are Ch$154 million and Ch$470 million, respectively.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of September 30, 2014 and December 31, 2013 are Ch$14,737 million and Ch$18,767 million, respectively and are presented in liabilities of the Consolidated Interim Statement of Financial Position

i)	Allowances established on customer and interbank loans

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of September 30,	As of December 31,
	2014	2013

Customers loans	231,691	299,587
Interbank loans	59	127
Total	231,750	299,714

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

ii) Portfolio by its impaired and non-impaired status

	As of September 30, 2014
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	11,025,239	5,631,134	3,259,878	19,916,251	350,434	116,116	162,247	628,797	11,375,673	5,747,250	3,422,125	20,545,048
Overdue for 1-29 days	168,160	104,736	116,880	389,776	65,265	20,726	54,202	140,193	233,425	125,462	171,082	529,969
Overdue for 30-89 days	88,631	210,407	74,624	373,662	80,275	54,101	58,581	192,957	168,906	264,508	133,205	566,619
Overdue for 90 days or more	-	-	-	-	368,492	162,546	92,223	623,261	368,492	162,546	92,223	623,261

Total portfolio before allowances	11,282,030	5,946,277	3,451,382	20,679,689	864,466	353,489	367,253	1,585,208	12,146,496	6,299,766	3,818,635	22,264,897

Overdue loans (less than 90 days) presented as portfolio percentage	2.28%	5.30%	5.55%	3.69%	16.84%	21.17%	30.71%	21.02%	3.31%	6.19%	7.97%	4.93%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	42.63%	45.98%	25.11%	39.32%	3.03%	2.58%	2.42%	2.80%

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2013
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,665,404	5,017,319	3,071,977	18,754,700	335,382	102,214	151,804	589,400	11,000,786	5,119,533	3,223,781	19,344,100
Overdue for 1-29 days	142,613	103,335	122,088	368,036	34,715	23,111	57,693	115,519	177,328	126,446	179,781	483,555
Overdue for 30-89 days	89,347	181,757	63,771	334,875	74,863	51,143	54,202	180,208	164,210	232,900	117,973	515,083
Overdue for 90 days or more	-	-	-	-	359,928	146,933	85,713	592,574	359,928	146,933	85,713	592,574

Total portfolio before allowances	10,897,364	5,302,411	3,257,836	19,457,611	804,888	323,401	349,412	1,477,701	11,702,252	5,625,812	3,607,248	20,935,312

Overdue loans (less than 90 days) presented as portfolio percentage	2.13%	5.38%	5.70%	3.61%	13.61%	22.96%	32.02%	20.01%	2.92%	6.39%	8.25%	4.77%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	44.72%	45.43%	24.53%	40.10%	3.08%	2.61%	2.38%	2.83%

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 09

AVAILABLE FOR SALE INVESTMENTS

As of September 30, 2014 and December 31, 2013, detail of instruments defined as available for sale investments is as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	375,271	364,821
Chilean Central Bank Notes	456	1,078
Other Chilean Central Bank and Government securities	277,337	146,295
Subtotal	653,064	512,194
Other Chilean securities
Time deposits in Chilean financial institutions	733,969	1,011,354
Mortgage finance bonds of Chilean financial institutions	32,389	33,856
Chilean financial institution bonds	1,539	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	767,897	1,045,210
Foreign financial securities
Foreign Central Banks and Government securities	209,523	143,589
Other foreign financial securities	-	-
Subtotal	209,523	143,589

Total	1,630,484	1,700,993

As of September 30, 2014 and December 31, 2013, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$23,730 million and Ch$90,818 million, respectively.

As of September 30, 2014 and December 31, 2013, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$239,670 million and Ch$118,195 million, respectively.

As of September 30, 2014 available for sale investments included a net unrealized profit of Ch$20,427 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$20,428 million attributable to Bank shareholders and a loss of Ch$1 million attributable to non-controlling interest.

As of December 31, 2013 available for sale investments included a net unrealized profit of Ch$840 million, recorded as a “Valuation adjustment” in Equity, a profit of Ch$802 million attributable to Bank shareholders and a profit of Ch$38 million attributable to non-controlling interest.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 10

INTANGIBLE ASSETS

a)	As of September 30, 2014 and December 31, 2013 the composition of intangible assets is as follows:

				As of September 30, 2014
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2014 MCh$	Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$

Licenses	3	1	2,197	10,227	(8,284)	1,943
Software development	3	1	64,506	219,198	(190,362)	28,836

Total			66,703	229,425	(198,646)	30,779

				As of December 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013 MCh$	Gross balance MCh$	Accumulated amortization MCh$	Net balance MCh$

Licenses	3	2	2,621	9,955	(7,758)	2,197
Software development	3	2	84,726	242,023	(177,517)	64,506

Total			87,347	251,978	(185,275)	66,703

b)	The changes in the value of intangible assets during the periods ended September 30, 2014 and December 31, 2013 is as follows:

b.1) Gross balance

	Licenses	Software development	Total
Gross balances	MCh$	MCh$	MCh$

Balances as of January 1, 2014	9,955	242,023	251,978
Acquisitions	272	13,732	14,004
Disposals		(36,557)	(36,557)
Other
Balances as of September, 2014	10,227	219,198	229,425

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	626	17,774	18,400
Disposals	-	-	-
Other	-	(422)	(422)
Balances as of December 31, 2013	9,955	242,023	251,978

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 10

INTANGIBLE ASSETS, continued

b.2)	Accumulated amortization

	Licenses	Software development	Total
Accumulated amortization	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(7,758)	(177,517)	(185,275)
Amortization for the period	(526)	(12,845)	(13,371)
Other changes	-	-	-

Balances as of September 30 2014	(8,284)	(190,362)	(198,646)

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Amortization for the period	(1,050)	(37,572)	(38,622)
Other changes	-	-	-
Balances as of December 31, 2013	(7,758)	(177,517)	(185,275)

c)	The Bank has no restriction on intangible assets as of September 30, 2014 and December 31, 2013. Additionally, the intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related intangible assets as of those dates.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT

a)	As of September 30, 2014 and December 31, 2013 the property, plant and equipment balances are composed as follows:

		As of September 30, 2014
	Net opening balance as of January 1, 2014	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	128,119	196,010	(64,169)	131,841
Equipment	38,841	97,019	(56,052)	40,967
Ceded under operating leases	4,329	4,888	(619)	4,269
Other	8,926	36,662	(26,498)	10,164
Total	180,215	334,579	(147,338)	187,241

		As of December 31, 2013
	Net opening balance as of January 1, 2013	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	119,853	184,711	(56,592)	128,119
Equipment	28,625	85,857	(47,016)	38,841
Ceded under operating leases	4,507	4,888	(559)	4,329
Other	9,229	32,207	(23,281)	8,926
Total	162,214	307,663	(127,448)	180,215

b)	The activity in property, plant and equipment during the periods ended September 30, 2014 and December 31, 2013 is as follows:

b.1)	Gross balance

	Land and buildings	Equipment	Operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	184,711	85,857	4,888	32,207	307,663
Additions	11,299	11,280	-	4,509	27,088
Disposals	-	(64)	-	(54)	(118)
Impairment due to damage (i)	-	(54)	-	-	(54)
Other	-	-	-	-	-
Balances as of September 30, 2014	196,010	97,019	4,888	36,662	334,579

(i)            Banco Santander Chile recognized on its financial statements as of September 30, 2014 a Ch$54 million impairment due to damages to ATMs. Compensation received from insurance totaled Ch$530 million, which is presented within Other operating income and impairment (see Note 30).

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,241	66,170	4,996	28,957	267,364
Additions	17,470	20,171	-	3,148	40,789
Disposals	-	(240)	(108)	-	(348)
Impairment due to damage (i)	-	(244)	-	-	(244)
Transfers	-	-	-	-	-
Other	-	-	-	102	102
Balances as of December 31, 2013	184,711	85,857	4,888	32,207	307,663

(i)	Banco Santander Chile recognized on its financial statements as of December 31, 2013 a Ch$244 million impairment due to damages to ATMs. Compensation received from insurance totaled Ch$725 million.

b.2)	Accumulated depreciation

	Land and buildings	Equipment	Operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(56,592)	(47,016)	(559)	(23,281)	(127,448)
Depreciation charges in the period	(7,577)	(9,048)	(60)	(3,265)	(19,950)
Sales and disposals in the period	-	12	-	48	60
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of September 30, 2014	(64,169)	(56,052)	(619)	(26,498)	(147,338)

	Land and buildings	Equipment	Operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47,388)	(37,545)	(489)	(19,728)	(105,150)
Depreciation charges in the period	(9,207)	(9,554)	(89)	(3,602)	(22,452)
Sales and disposals in the period	3	83	19	49	154
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of December 31, 2013	(56,592)	(47,016)	(559)	(23,281)	(127,448)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of September 30, 2014 and December 31, 2013, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	389	637
Due after 1 year but within 2 years	751	508
Due after 2 years but within 3 years	281	300
Due after 3 years but within 4 years	273	263
Due after 4 years but within 5 years	273	263
Due after 5 years	1,789	2,148

Total	3,756	4,119

d)	Operational leases - Lessee

Certain Bank`s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	19,487	18,941
Due after 1 year but within 2 years	17,412	16,948
Due after 2 years but within 3 years	16,395	15,161
Due after 3 years but within 4 years	15,294	14,083
Due after 4 years but within 5 years	13,500	12,902
Due after 5 years	60,074	61,730

Total	142,162	139,765

e)	As of September 30, 2014 and December 31, 2013 the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on property, plant and equipment as of September 30, 2014 and December 31, 2013. Additionally, the property, plant, and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.
Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 12

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of September 30, 2014 and December 31, 2014, the Bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(23,834)	(1,643)
Current tax liabilities	-	50,242

Total tax payable (recoverable)	(23,834)	48,599

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 21% (20% as of 12.31.2013)	62,250	117,095
Less:
Provisional monthly payments	(80,469)	(61,730)
Credit for training expenses	(1,165)	(1,656)
Land taxes leasing	(2,343)	(2,987)
Grant credits	(1,208)	(1,892)
Other	(899)	(231)

Total tax payable (recoverable)	(23,834)	48,599

b)	Effect on income

The effect of tax expense on income for the periods from January 1 and September 30, 2014 and 2013 is comprised of the following items:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Income tax expense
Current tax	37,568	17,293	62,250	58,779

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(57,288)	910	(31,047)	(6.802)
Subtotals	(19,720)	18,203	31,203	51,977
Tax for rejected expenses (Article No.21)	176	101	594	277
Other	603	113	493	693
Net (benefit) charges for income tax expense	(18,941)	18,417	32,290	52,947

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 12

CURRENT AND DEFERRED TAXES, continued

c)     Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of September 30, 2014 and 2013 is as follows:

	As of September 30,
	2014		2013
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	21.00	94,130	20.00	64,380
Permanent differences	(4.80)	(21,505)	(2.89)	(9,307)
Single penalty tax (rejected expenses)	0.13	594	0.09	277
Effect of exchange rate changes on deferred tax (*)	(8.61)	(38,586)	-	-
Real estate taxes	(0.52)	(2,343)	(0.67)	(2,162)
Other	-	-	(0.08)	(241)
Effective rates and expenses for income tax	7.20	32,290	16.45	52,947

(*) See Note 02 (b)

d)     Effect of deferred taxes on other comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended September 30, 2014 and December 31, 2013:

	As of September 30,	As of September 30,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Available for sale investments	24	31
Cash flow hedges	5,471	1.651
Total deferred tax assets recognized through other comprehensive income	5,495	1,682

Deferred tax liabilities
Available for sale investments	(4,314)	(199)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(4,314)	(199)

Net deferred tax balances in equity	1,181	1,483

Deferred taxes in equity attributable to Bank shareholders	1,181	1,491
Deferred tax in equity attributable to non-controlling interests	-	(8)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 12

CURRENT AND DEFERRED TAXES, continued

e)     Effect of deferred taxes on income

As of September 30, 2014 and December 31, 2013, the Bank has recorded effects for deferred taxes in the financial statements.

Below are effects of deferred taxes on assets, liabilities and income:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,814	7,203
Non-recurring charge-offs	6,952	9,787
Assets received in lieu of payment	1,033	1,149
Property, plant and equipment	5,562	3,579
Allowance for loan losses	106,077	92,088
Provision for expenses	22,750	19,130
Derivatives	6,851	19
Leased assets	68,750	52,447
Subsidiaries tax losses	8,089	5,716
Other	442	37,415
Total deferred tax assets	236,320	228,533

Deferred tax liabilities
Valuation of investments	509	(11,593)
Depreciation	(233)	(315)
Other	(1,905)	(12,981)
Total deferred tax liabilities	(1,629)	(24,889)

f)         Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	5,495	1,682
Recognized through profit or loss	236,320	228,533
Total deferred tax assets	241,815	230,215

Deferred tax liabilities
Recognized through other comprehensive income	(4,314)	(199)
Recognized through profit or loss	(1,629)	(24,889)
Total deferred tax liabilities	(5,943)	(25,088)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 13

OTHER ASSETS

Other asset items include the following:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Assets for leasing (1)	53,994	41,402

Assets received or awarded in lieu of payment (2*)
Assets received in lieu of payment	11,798	14,448
Assets awarded for and through auction	9,219	6,530
Provision on assets received in lieu of payment or awarded	(2,846)	(2,914)
Subtotal	18,171	18,064

Other assets
Guaranteed deposits	3,012	68,330
Gold investments	427	373
VAT credit	7,524	8,705
Income tax recoverable	38,696	42,354
Prepaid expenses	31,641	34,970
Assets recovered from leasing for sale	6,441	5,747
Pension plan assets	1,688	1,822
Accounts and notes receivable	50,513	60,256
Notes receivable through brokerage and simultaneous transactions	99,574	75,145
Other receivable assets	10,422	9,746
Other assets	31,160	33,111
Subtotal	281,098	340,559

Total	353,263	400,025

(1)         Assets available to be granted under the financial leasing agreements.

(2)        Assets received in lieu of payment correspond to assets received as payment of overdue debts.  The total assets held that correspond to this type must not exceed 20% of the Bank’s effective equity. These assets currently represent 0.38% as of September 30, 2014 (0.48% as of December 31, 2013) of the Bank’s effective equity.

Assets awarded in judicial sale correspond to those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank is expected to complete the sale within one year from the date on which the asset are received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, the Bank records a provision for the difference between the initial award value plus any additions and its estimated realizable value (appraisal), when the first is greater.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 14

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of September 30, 2014 and December 31, 2013, the composition is as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	4,502,876	4,403,526
Other deposits and demand accounts	498,584	569,395
Other demand liabilities	723,461	647,842

Total	5,724,921	5,620,763

Time deposits and other time liabilities
Time deposits	10,420,741	9,567,855
Time savings account	106,782	104,143
Other time liabilities	3,483	3,274

Total	10,531,006	9,675,272

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of September 30, 2014 and December 31, 2013, the composition of this item is as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	67,768	68,075
Other domestic obligations	115,222	118,683
Foreign obligations	15,502	3,023
Subtotals	198,492	189,781
Issued debt instruments
Mortgage finance bonds	86,315	101,667
Senior bonds	4,531,632	4,190,918
Mortgage Bonds	107,682	70,339
Subordinated bonds	870,859	835,734
Subtotals	5,596,488	5,198,658

Total	5,794,980	5,388,439

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2014
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	8,808	77,507	86,315
Senior bonds	2,063,801	2,467,831	4,531,632
Mortgage Bonds	-	107,682	107,682
Subordinated bonds	164,001	706,858	870,859
Issued debt instruments	2,236,610	3,359,878	5,596,488

Other financial liabilities	111,020	87,472	198,492

Total	2,347,630	3,447,350	5,794,980

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,493	95,174	101,667
Senior bonds	1,603,929	2,586,989	4,190,918
Mortgage Bonds	-	70,339	70,339
Subordinated bonds	138,466	697,268	835,734
Issued debt instruments	1,748,888	3,449,770	5,198,658

Other financial liabilities	101,698	88,083	189,781

Total	1,850,586	3,537,853	5,388,439

a)     Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.94% as of September 30, 2014 (5.21% as of December 31, 2013).

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	8,808	6,493
Due after 1 year but within 2 years	7,950	9,760
Due after 2 years but within 3 years	8,293	8,768
Due after 3 years but within 4 years	11,929	9,921
Due after 4 years but within 5 years	7,698	12,511
Due after 5 years	41,637	54,214
Total mortgage finance bonds	86,315	101,667

b)     Senior bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Santander bonds in UF	1,565,021	1,964,905
Santander bonds in USD	2,070,040	1,658,789
Santander bonds in CHF	449,244	246,284
Santander bonds in Ch$	183,971	277,530
Santander bonds in CNY	49,509	43,410
Santander bonds in AUD	65,123	-
Santander bonds in JPY	148,724	-
Total senior bonds	4,531,632	4,190,918

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.      Issuance of senior bonds:

In 2014, the Bank issued bonds for UF 4,000,000; CLP 25,000,000,000; CHF 300,000,000; USD 750,000,000, AUD 125,000,000, and JPY 27,300,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
EB Series	UF	2,000,000	5 years	3.5% per annum simple	02-21-2014	UF	2,000,000	10-01-2018
ED Series	UF	2,000,000	7 years	3.5% per annum simple	02-28-2014	UF	2,000,000	01-01-2021
UF Total	UF	4,000,000
EA Series	CLP	25,000,000,000	5 years	6.2% per annum simple	02-22-2014	CLP	25,000,000,000	09-01-2018
CLP Total	CLP	25,000,000,000
CHF Bond	CHF	300,000,000	3 years	1% per annum simple	01-31-2014	CHF	300,000,000	07-31-2017
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 75 bp	02-19-2014	USD	250,000,000	02-19-2019
Floating Bond	USD	500,000,000	3 years	Libor (3 months) + 90 bp	04-15-2014	USD	500,000,000	04-11-2017
USD Total	USD	750,000,000
AUD Bond	AUD	125,000,000	3 years	4.5% per annum simple	03-13-2014	AUD	125,000,000	03-13-2017
AUD Total	AUD	125,000,000
JPY Floating Bond	JPY	6,600,000,000	3 years	Libor (3 months) + 65 bp	04-24-2014	JPY	6,600,000,000	04-24-2017
JPY Current Bond	JPY	2,000,000,000	3 years	0.72% per annum simple	04-24-2014	JPY	2,000,000,000	04-24-2017
JPY Current Bond	JPY	18,700,000,000	5 years	0.97% per annum simple	04-24-2014	JPY	18,700,000,000	04-24-2019
JPY Total	JPY	27,300,000,000

During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2013, the Bank issued bonds for UF 16,768,000; CLP 32,500,000,000; USD 250,000,000 and CHF 300,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
E1 Series	UF	2,742,000	5 years	3.50% annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2 Series	UF	952,000	7 years	3.00% annum simple	01-01-2012	UF	4,000,000	07-01-2018
E3 Series	UF	2,244,000	8,5 years	3.50% annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6 Series	UF	3,720,000	10 years	3.50% annum simple	04-01-2012	UF	4,000,000	04-01-2022
E9 Series	UF	2,000,000	10 years	3.50% annum simple	01-01-2013	UF	2,000,000	01-01-2023
FD Series	UF	110,000	5 years	3.00% annum simple	08-01-2010	UF	110,000	08-01-2015
EC Series	UF	2,000,000	10 years	3.50% annum simple	11-28-2013	UF	2,000,000	09-01-2023
UF Total	UF	13,768,000
E4 Series	CLP	7,500,000,000	5 years	6.75% annum simple	06-01-2012	CLP	50,000,000,000	06-01-2016
E8 Series	CLP	25,000,000,000	10 years	6.60% annum simple	11-01-2012	CLP	25,000,000,000	11-01-2022
CLP Total	CLP	32,500,000,000
CHF Bond	CHF	150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF	150,000,000	03-28-2017
CHF Bond	CHF	150,000,000	6 years	1.75% annum simple	09-26-2013	CHF	150,000,000	09-26-2019
CHF Total	CHF	300,000,000
USD Current Bond	USD	250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD	250,000,000	06-07-2018
USD TOTAL	USD	250,000,000

 During 2013, the Bank performed a partial repurchase of bonds for CLP 49,245,000,000.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.     Nominal bonds to be placed:

As of September 30, 2014, there are no outstanding amounts of bonds authorized, to be issued.

Maturities of senior bonds are as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	2,063,801	1,603,929
Due after 1 year but within 2 years	404,805	674,784
Due after 2 years but within 3 years	485,131	338,853
Due after 3 years but within 4 years	289,033	321,589
Due after 4 years but within 5 years	250,054	154,368
Due after 5 years	1,038,808	1,097,395
Total senior bonds	4,531,632	4,190,918

c)     Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80% and a debt servicing ratio of the client lower than 20%. All outstanding mortgage bonds are UF denominated. Any cash not yet funding mortgages is invested in fixed income instruments issued by the Chilean Central Bank and the Treasury of Chile.

Detail of issued mortgage bonds per currency is as a follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Mortgage bonds in UF	107,682	70,339
Total mortgage bonds	107,682	70,339

i.       Placement of Mortgage bonds

In 2014, the Bank placed mortgage bonds for UF1,500,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
AB	UF	1,500,000	18 years	3.2% annum simple	09-01-2014	UF	5,000,000	04-01-2032
UF Total	UF	1,500,000

In 2013, the Bank issued bonds for UF 3,000,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
BH	UF	3,000,000	15 years	3.2% annum simple	07-31-2013	UF	3,000,000	07-31-2028
UF Total	UF	3,000,000

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Maturities of mortgage bonds are as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	107,682	70,339
Total mortgage bonds	107,682	70,339

d)     Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Subordinated bonds denominated in USD	156,164	139,802
Subordinated bonds denominated in UF	714,695	695,932
Total subordinated bonds	870,859	835,734

i.      Placement of subordinated bonds

During 2014, the Bank has not placed any subordinated bonds.

During 2013, the Bank placed subordinated bonds for UF 5,900,000. The following chart summarizes details of the subordinated bonds:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
G5	UF	1,900,000	20 years	3.9% annum simple	04-05-2011	UF	4,000,000	04-01-2031
H1	UF	4,000,000	30 years	3.9% annum simple	11-04-2011	UF	4,000,000	04-01-2041
Total	UF	5,900,000

During the first half of 2013, the Bank performed a partial repurchase of bonds for USD 47,786,000.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

The maturities of subordinated bonds are as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	164,001	138,466
Due after 1 year but within 2 years	6,870	14,039
Due after 2 years but within 3 years	2,539	4,140
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	697,449	679,089
Total subordinated bonds	870,859	835,734

e)     Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,250	3,389
Due after 2 year but within 3 years	2,929	2,389
Due after 3 year but within 4 years	8,125	3,045
Due after 4 year but within 5 years	28,644	20,862
Due after 5 years	44,524	58,398
Non-current portion subtotals	87,472	88,083

Current portion:
Amounts due to credit card operators	92,305	97,027
Acceptance of letters of credit	14,347	741
Other long-term financial obligations, short-term portion	4,368	3,930
Current portion subtotals	111,020	101,698

Total other financial liabilities	198.492	189,781

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 16

MATURITY OF ASSETS AND LIABILITIES

As of September 30, 2014 and December 31, 2013, the detail of the maturities of assets and liabilities is as follows:

As of September 30, 2014	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,448,635	-	-	-	1,448,635	-	-	-	1,448,635
Cash items in process of collection	822,594	-	-	-	822,594	-	-	-	822,594
Trading investments	-	645	-	224,051	224,696	273,697	110,270	383,967	608,663
Investments under resale agreements	-	3,517	-	-	3,517	-	-	-	3,517
Financial derivatives contracts	-	133,660	189,734	435,675	759,069	1,005,849	900,556	1,906,405	2,665,474
Interbank loans (1)	16,112	15,267	89,817	-	121,196	-	-	-	121,196
Loans and accounts receivables from customers (2)	892,220	2,210,053	1,948,504	3,573,720	8,624,497	6,731,418	6,908,982	13,640,400	22,264,897
Available for sale investments	-	70,374	174,356	581,339	826,069	208,844	595,571	804,415	1,630,484
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,179,561	2,433,516	2,402,411	4,814,785	12,830,273	8,219,808	8,515,379	16,735,187	29,565,460

Liabilities
Deposits and other demand liabilities	5,724,921	-	-	-	5,724,921	-	-	-	5,724,921
Cash items in process of collection	606,307	-	-	-	606,307	-	-	-	606,307
Obligations under repurchase agreements	-	287,527	930	638	289,095	-	-	-	289,095
Time deposits and other time liabilities	110,265	5,376,263	3,064,803	1,785,533	10,336,864	140,321	53,821	194,142	10,531,006
Financial derivatives contacts	-	143,614	163,699	437,844	745,157	921,688	757,821	1,679,509	2,424,666
Interbank borrowings	366	163,710	285,822	392,605	842,503	457,743	13,140	470,883	1,313,386
Issued debts instruments	-	791,348	834,300	610,962	2,236,610	1,474,302	1,885,576	3,359,878	5,596,488
Other financial liabilities	93,026	14,118	1,617	2,259	111,020	42,948	44,524	87,472	198,492

Total liabilities	6,534,885	6,776,580	4,351,171	3,229,841	20,892,477	3,037,002	2,754,882	5,791,884	26,684,361

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$51 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$377,813 million, Mortgage loans Ch$47,315 million, Consumer loans Ch$248,492 million.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 16

MATURITY OF ASSETS AND LIABILITIES, continued

As of December 31, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	-	-	-	1,571,810	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	604,077	-	-	-	604,077
Trading investments	-	10,018	17	-	10,035	203,608	73,924	277,532	287,567
Investments under resale agreements	-	-	17,469	-	17,469	-	-	-	17,469
Financial derivatives contracts	-	168,785	99,471	225,617	493,873	565,329	434,816	1,000,145	1,494,018
Interbank loans (1)	1,224	66,264	56,901	1,060	125,449	-	-	-	125,449
Loans and accounts receivables from customers (2)	773,387	2,173,231	1,776,530	3,533,313	8,256,461	6,367,870	6,310,981	12,678,851	20,935,312
Available for sale investments	-	228,997	240,018	627,052	1,096,067	275,281	329,645	604,926	1,700,993
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,950,498	2,647,295	2,190,406	4,387,042	12,175,241	7,412,088	7,149,366	14,561,454	26,736,695

Liabilities
Deposits and other demand liabilities	5,620,763	-	-	-	5,620,763	-	-	-	5,620,763
Cash items in process of collection	276,379	-	-	-	276,379	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	9,532,248	87,380	55,644	143,024	9,675,272
Financial derivatives contacts	-	126,257	89,128	223,414	438,799	510,661	350,649	861,310	1,300,109
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debts instruments	-	470,600	688,261	590,027	1,748,888	1,548,733	1,901,037	3,449,770	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781

Total liabilities	6,106,601	6,238,544	3,346,439	3,766,394	19,457,978	2,328,605	2,365,728	4,694,333	24,152,311

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$54 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$300,400 million, Mortgage loans Ch$43,306 million, Consumer loans Ch$264,585 million.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 17

OTHER LIABILITIES

Other liabilities consist of:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Accounts and notes payable	89,000	84,729
Income received in advance	417	384
Guarantees received (threshold)	65,365	2,631
Notes payable through brokerage and simultaneous transactions	76,959	-
Other payable obligations	58,265	95,266
Other liabilities	15,054	15,767

Total	305,060	198,777

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 18

CONTINGENCIES AND COMMITMENTS

a)     Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2014, the Bank and its subsidiaries have provisions for this item of Ch$1,740 million (Ch$1,224 million as of December 31, 2013), which is included in “Provisions” in the Consolidated Interim Financial Statements as provisions for contingencies. In addition, there are other provisions for lawsuits for UF 4,911.83, which primarily relates to the litigation between Santander Corredores de Seguros Limitada and its clients for leasing assets. All of these provisions are in accordance with IAS 37.

b)     Contingent loans

The following table shows the Bank`s contractual obligations to issue loans:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Letters of credit issued	190,315	218,032
Foreign letters of credit confirmed	71,596	127,600
Guarantees	1,380,379	1,212,799
Personal guarantees	243,380	181,416
Subtotal	1,885,670	1,739,847
Available on demand credit lines	5,651,151	5,141,831
Other irrevocable credit commitments	42,847	47,376
Total	7,579,668	6,929,054

c)     Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2014	2013
	MCh$	MCh$

Third party operations
Collections	265,295	217,948
Assets from third parties managed by the Bank and its affiliates	1,196,273	1,015,817
Subtotal	1,461,568	1,233,765
Custody of securities
Securities held in custody	408,936	304,535
Securities held in custody deposited in other entity	905,721	532,072
Issued securities held in custody	17,373,880	15,351,545
Subtotal	18,688,537	16,188,152
Total	20,150,105	17,421,917

During 2014, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of September 2014, the balance for this was Ch$1,196,273 million (Ch$1,015,817 million at December 31, 2013).

d)     Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 2951729, with the Chilena Consolidada de Seguros insurance company, for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2014 to June 30, 2015.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 18

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that cannot be recognized in the Consolidated Interim Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Santander Agente de Valores Limitada

i)In accordance with the provisions of Article No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 213117286, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2014.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$22,515 million to cover default risk on transactions entered into instantaneously or within short timeframes..

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$3,000 million and additional guarantees entered at the Electronical Stock Market for Ch$1,084 million as of September 30, 2014.

iii)	As of September 30, 2014, the following legal situations are in process:

-	Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to Ch$107 million, approximately. It is expected that a meeting will take place to agree upon a resolution.

-	Case of “Bilbao vs. Santander Investment S.A. Corredores de Bolsa”, predecessor to Santander S.A. Corredores de Bolsa, followed in Santiago 20th Civil Court, File No. 15549-2012. As of September 30, 2014, the period to provide evidence has expired and evidentiary proceedings are pending.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No. 1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy relating to its obligations as an intermediary for insurance contracts. The company purchased a guarantee policy No. 10025805, covering UF500 and professional liability policy No. 10025806 for its insurance brokers, covering UF 60,000 from the Seguros Generales Consorcio Nacional de Seguros S.A. Policies valid from April 15, 2014 to April 14, 2015.

ii)	There are lawsuits for UF4,882.49; which relates to goods given in leasing. Our lawyers have estimated, according to the criteria defined IAS 37, a loss of Ch$106.3 million. The estimated loss amount was recorded as provisions.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 19

EQUITY

a)	Capital

As of September 30, 2014 and December 31, 2013, the Bank had capital of Ch$891,303 million for 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2014 and 2013 was as follows:

	SHARES
	As of September 30, 2014	As of December 31, 2013

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of September 30, 2014 and December 31, 2013 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of September 30, 2014 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	32,348,553,271	32,348,553,271	17.17
Banks on behalf of third parties	11,874,474,748	-	11,874,474,748	6.30
Pension funds (AFP) on behalf of third parties	8,957,026,327	-	8,957,026,327	4.75
Other minority holders	8,673,071,180	-	8,673,071,180	4.60
Total	156,097,573,523	32,348,553,271	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 19

EQUITY, continued

As of December 31, 2013 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	30,087,328,471	30,087,328,471	15.97
Banks on behalf of third parties	11,590,917,506	-	11,590,917,506	6.15
Pension fund (AFP) on behalf of third parties	10,533,224,876	-	10,533,224,876	5.59
Other minority holders	9,641,654,673	-	9,641,654,673	5.11
Total	158,358,798,323	30,087,328,471	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Dividends

Dividends have been distributed as per the Consolidated Interim Statements of Changes in Equity of the period.

c)	Diluted earnings per share and basic earnings per share

As of September 30, 2014 and 2013, the composition of diluted earnings per share and basic earnings per share were as follows:

	As of September 30,
	2014	2013
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank`s shareholders	411,590	267,944
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.184	1.422

b) Diluted earnings per share
Total attributable to Bank`s shareholders	411,590	267,944
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.184	1.422

As of September 30, 2014 and 2013, the Bank does not have instruments with dilutive effect.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 19

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of September 30,
	2014	2013
	MCh$	MCh$

Available for sale investments
As of January 1,	840	(10,017)
Gain (loss) on the fair value adjustment of available for sale investments, before tax	17,233	2,629
Reclassification adjustments on available for sale investments, before tax	-	-
Reclassification from other comprehensive income to income for the year	2,354	8,228
Subtotals of activity during the period	19,587	10,857
Total	20,427	840

Cash flow hedges
As of January 1,	(8,257)	5,315
Gains (losses) on the fair value adjustment of cash flow hedges, before tax	(18,226)	(15,089)
Reclassification adjustments on cash flow hedges, before tax	430	1,517
Amounts reclassified from equity and included in carrying amount of non-financial asset (liability) of which the acquisition or incurrence was hedged as a highly probable transaction	-	-
Subtotals of activity during the period	(17,796)	(13,572)
Total	(26,053)	(8,257)

Other comprehensive income, before tax	(5,626)	(7,417)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(4,290)	(168)
Income tax relating to cash flow hedges	5,471	1,651
Total	1,181	1,483

Other comprehensive income, net of tax	(4,445)	(5,934)
Attributable to:
Bank shareholders (Equity holders of the Bank)	(4,444)	(5,964)
Non-controlling interest	(1)	30

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 20

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 20

CAPITAL REQUIREMENTS (BASEL), Continued

The levels of basic capital and effective net equity as of September 30, 2014 and December 31, 2013, are as follows:

	Consolidated assets		Risk-weighted assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,448,635	1,571,810	-	-
Cash in process of collection	822,594	604,077	180,877	66,672
Trading investments	608,663	287,567	67,627	40,924
Investments under resale agreements	3,517	17,469	703	3,494
Financial derivative contracts (*)	1,289,322	1,008,026	1,113,980	862,810
Interbank loans, net	121,145	125,395	24,229	25,079
Loans and accounts receivables from customers, net	21,591,277	20,327,021	19,091,913	18,071,792
Available for sale investments	1,630,484	1,700,993	203,199	238,835
Investments in associates and other companies	17,111	9,681	17,111	9,681
Intangible assets	30,779	66,703	30,779	66,703
Property, plant, and equipment	187,241	180,215	187,241	180,215
Current taxes	23,834	1,643	2,383	164
Deferred taxes	241,815	230,215	24,182	23,022
Other assets	353,263	400,025	353,263	346,533
Off-balance-sheet assets
Contingent loans	3,812,654	3,436,773	2,176,886	2,013,057
Total	32,182,334	29,967,613	23,474,373	21,948,981

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Ruled issued by the SBIF.

The levels of basic capital and effective net equity as the close of each period are as follows:

			Ratio
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2014	2013	2014	2013
	MCh$	MCh$	%	%

Basic capital	2,482,733	2,325,678	7.71	7.76
Effective net equity	3,215,527	3,033,741	13.70	13.82

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 21

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of September 30, 2014	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0,97	537	66	-	-	-	66
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	20,742	1,051	(39)	8	(31)	1,020
Santander Asset Management S.A. (1) Administradora General de Fondos	-	-	-	-	-	-	-
Santander Corredora de Seguros Limitada	0.25	152	(2)	-	-	-	(2)
Subtotals		21,433	1,115	(39)	8	(31)	1,084

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,488	2,053	-	-	-	2,053
Santander Gestión de Recaudación y Cobranzas Limitada (2)	100.00	24	518	-	-	-	518
Multinegocios S.A	100.00	665	188	-	-	-	188
Servicios Administrativos y Financieros Limitada	100.00	1,918	232	-	-	-	232
Servicios de Cobranzas Fiscalex Limitada (2)	100.00	-	-	-	-	-	-
Multiservicios de Negocios Limitada	100.00	1,933	253	-	-	-	253
Subtotals		10,028	3,244	-	-	-	3,244

Total		31,461	4,359	(39)	8	(31)	4,328

(1) Santander Assets Management S.A. Administradora General de Fondos was sold in November 2013.

(2) On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 21

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of September 30, 2013	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	451	67	1	-	1	68
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	19,482	1,436	-	-	-	1,436
Santander Asset Management S.A. Administradora General de Fondos	0.02	5	3	-	-	-	3
Santander Corredora de Seguros Limitada	0.25	148	2	-	-	-	2
Subtotals		20,088	1,508	1	-	1	1,509

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,475	348	-	-	-	348
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	721	(1,785)	-	-	-	(1,785)
Multinegocios S.A	100.00	426	183	-	-	-	183
Servicios Administrativos y Financieros Limitada	100.00	1,612	202	-	-	-	202
Servicios de Cobranzas Fiscalex Limitada	100.00	482	266	-	-	-	266
Multiservicios de Negocios Limitada	100.00	1,584	285	-	-	-	285
Subtotals		7,300	(501)	-	-	-	(501)

Total		27,388	1,007	1	-	1	1,008

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 21

NON-CONTROLLING INTEREST, continued

			Other comprehensive income
For the three months ended September 30, 2014	Non- controlling	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	21	1	-	1	22
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	506	(24)	5	(19)	487
Santander Corredora de Seguros Limitada	0.25	-	-	-	-	-
Subtotals		527	(23)	5	(18)	509

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	2,270	-	-	-	2,270
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,572	-	-	-	1,572
Multinegocios S.A	100.00	69	-	-	-	69
Servicios Administrativos y Financieros Limitada	100.00	84	-	-	-	84
Servicios de Cobranzas Fiscalex Limitada	100.00	(275)	-	-	-	(275)
Multiservicios de Negocios Limitada	100.00	78	-	-	-	78
Subtotals		3,798	-	-	-	3,798

Total		4,325	(23)	5	(18)	4,307

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 21

NON-CONTROLLING INTEREST, continued

			Other comprehensive income
For the three months ended September 30, 2013	Non- controlling	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	21	(1)	-	(1)	20
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	373	(5)	1	(4)	369
Santander Asset Management S.A. Administradora General de Fondos	0.02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.25	-	-	-	-	-
Subtotals		395	(6)	1	(5)	390

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	(27)	-	-	-	(27)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	(555)	-	-	-	(555)
Multinegocios S.A	100.00	64	-	-	-	64
Servicios Administrativos y Financieros Limitada	100.00	72	-	-	-	72
Servicios de Cobranzas Fiscalex Limitada	100.00	141	-	-	-	141
Multiservicios de Negocios Limitada	100.00	106	-	-	-	106
Subtotals		(199)	-	-	-	(199)

Total		196	(6)	1	(5)	191

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 21

NON-CONTROLLING INTEREST, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming adjustments:

	As of September 30,				As of December 31,
	2014				2013
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	68,637	7,701	61,672	(736)	67,956	8,484	59,012	460
Santander S.A. Corredores de Bolsa	129,091	86,850	40,119	2,122	110,917	70,799	36,735	3,383
Santander Agente de Valores Limitada	198,168	142,846	48,558	6,764	194,812	146,255	39,581	8,976
Santander S.A. Sociedad Securitizadora	661	85	651	(75)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda. (1)	3,678	3,654	458	(434)	4,978	4,703	2,505	(2,230)
Multinegocios S.A.	1,611	946	477	188	1,441	963	244	234

Servicios Administrativos y Financieros Ltda.	2,725	807	1,686	232	2,412	725	1,411	276
Servicio de Cobranza Fiscalex Ltda. (1)	-	-	-	-	4,008	3,376	216	416
Multiservicios de Negocios Ltda.	3,539	1,607	1,679	253	3,049	1,371	1,299	379
Bansa Santander S.A.	30,691	25,203	3,435	2,053	28,490	25,055	2,128	1,307
Total	438,801	269,699	158,735	10,367	418,788	261,805	143,895	13,088

(1)	On August 01, 2014 Servicio de Cobranza Fiscalex Ltda. was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 22

INTEREST INCOME AND INFLATION-INDEXATION ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method.

a)	For the periods ended September 30, 2014 and 2013, the income from interest and inflation-indexation adjustments, not including income from hedge accounting, was attributable to the following items:

	For the three months ended September 30,
	2014				2013
	Interest	Inflation- indexation adjustments	Prepaid fees	Total	Interest	Inflation- indexation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	288	-	-	288	819	-	-	819
Interbank loans	2	-	-	2	19	-	-	19
Commercial loans	175,971	23,379	1,568	200,918	183,609	36,143	1,094	220,846
Mortgage loans	62,032	37,181	4,732	103,945	58,931	54,332	3,517	116,780
Consumer loans	151,963	651	900	153,514	153,536	1,020	820	155,376
Investment instruments	14,776	2,588	-	17,364	17,888	3,925	-	21,813
Other interest income	1,180	137	-	1,317	776	270	-	1,046

Interest income	406,212	63,936	7,200	477,348	415,578	95,690	5,431	516,699

	For the nine months ended September 30,
	2014				2013
	Interest	Inflation- indexation adjustments	Prepaid fees	Total	Interest	Inflation- indexation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	970	-	-	970	1,636	-	-	1,636
Interbank loans	85	-	-	85	172	-	-	172
Commercial loans	533,246	134,334	5,696	673,276	543,589	38,776	3,560	585,925
Mortgage loans	182,856	209,749	13,256	405,861	173,495	57,846	9,499	240,840
Consumer loans	453,052	3,450	2,345	458,847	457,941	1,275	2,268	461,484
Investment instruments	45,774	17,782	-	63,556	59,386	3,513	-	62,899
Other interest income	6,453	1,297	-	7,750	3,113	(1,407)	-	1,706

Interest income	1,222,436	366,612	21,297	1,610,345	1,239,332	100,003	15,327	1,354,662

b)	As indicated in section i) of Note 01, suspended interest relates to loans with late payments of 90 days or more, which are recorded in off-balance sheet accounts until they are effectively received.

For the periods ended September 30, 2013 and 2014, the suspended interest and adjustments income consists of the following:

	As of September 30,
	2014			2013
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	16,465	6,986	23,451	17,790	3,942	21,732
Mortgage loans	3,930	6,788	10,718	4,028	3,959	7,987
Consumer loans	5,501	794	6,295	5.646	751	6,397

Total	25,896	14,568	40,464	27,464	8,652	36,116

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 22

INTEREST INCOME AND INFLATION-INDEXING ADJUSTMENTS, continued

c)	For the periods ended September 30 , 2014 and 2013, the expenses from interest and inflation-indexation adjustments, excluding expense from hedge accounting, is as follows:

	For the three months ended September 30,
	2014			2013
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,451)	(201)	(1,652)	(1,387)	(287)	(1,674)
Repurchase agreements	(1,991)	-	(1,991)	(4,178)	-	(4,178)
Time deposits and liabilities	(80,010)	(8,692)	(88,702)	(105,703)	(12,033)	(117,736)
Interbank borrowings	(5,287)	(1)	(5,288)	(4,978)	(3)	(4,981)
Issued debt instruments	(43,566)	(14,264)	(57,830)	(43,507)	(27,619)	(71,126)
Other financial liabilities	(791)	(186)	(977)	(1,215)	(338)	(1,553)
Other interest expense	(675)	(1,791)	(2,466)	(585)	(1,820)	(2,405)
Interest expense total	(133,771)	(25,135)	(158,906)	(161,553)	(42,100)	(203,653)

	For the nine months ended September 30,
	2014			2013
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(4,417)	(1,253)	(5,670)	(3,823)	(298)	(4,121)
Repurchase agreements	(5,503)	-	(5,503)	(9,169)	-	(9,169)
Time deposits and liabilities	(252,358)	(46,386)	(298,744)	(323,647)	(13,044)	(336,691)
Interbank borrowings	(15,171)	(6)	(15,177)	(16,162)	(3)	(16,165)
Issued debt instruments	(131,169)	(91,411)	(222,580)	(127,445)	(28,855)	(156,300)
Other financial liabilities	(2,346)	(1,145)	(3,491)	(3,583)	(356)	(3,939)
Other interest expense	(1,934)	(9,864)	(11,798)	(1,750)	(1,945)	(3,695)
Interest expense total	(412,898)	(150,065)	(562,963)	(485,579)	(44,501)	(530,080)

d)	For the periods ended September 30, 2014 and 2013, the income from interest and inflation-indexation adjustments is as follows separately disclosing in a line below the effects of associated expenses and hedging:

	For the three months ended		For the nine months ended
	2014	2013	2014	2013
Items	MCh$	MCh$	MCh$	MCh$

Interest income	477,348	516,699	1,610,345	1,354,662
Interest expense	(158,906)	(203,653)	(562,963)	(530,080)

Interest income after expenses	318,442	313,046	1,047,382	824,582

Income from hedge accounting, net	(19,330)	(25,441)	(86,738)	(41,829)

Total net interest income	299,112	287,605	960,644	782,753

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 23

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,752	1,479	5,222	5,198
Fees and commissions for guarantees and letters of credit	8,260	7,649	23,797	22,681
Fees and commissions for card services	35,982	30,235	107,957	94,092
Fees and commissions for management of accounts	7,256	6,920	21,581	20,996
Fees and commissions for collections and payments	8,284	10,839	27,157	33,643
Fees and commissions for intermediation and management of securities	2,761	2,352	7,092	8,138
Fees and commissions for investments in mutual funds or others (*)	-	8,446	-	25,376
Insurance brokerage fees	8,241	8,005	24,888	23,374
Office banking	4,414	3,853	12,931	11,192
Other fees earned	13,032	4,827	38,794	13,451
Total	89,982	84,605	269,419	258,141

(*)	Due to the sale of Santander Asset Management S.A. Administradora General de Fondos, the Bank does not have any fees and commissions on investments in mutual funds recorded.

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(25,311)	(22,027)	(75,891)	(64,461)
Fees and commissions for securities transactions	(330)	(1,086)	(836)	(3,429)
Office banking and other fees	(8,276)	(6,561)	(25,048)	(16,555)
Total	(33,917)	(29,674)	(101,775)	(84,445)

Net fees and commissions income	56,065	54,931	167,644	173,696

The fees earned in transactions with letters of credit are presented on the Consolidated Interim Statement of Income in the line item “Interest income”.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 24

PROFIT AND LOSS FROM FINANCIAL OPERATIONS

For the periods ended September 30, 2014 and 2013, the detail of income from financial operations is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	10,652	46,730	(99,313)	18,760
Trading investments	12,556	5,855	36,261	22,628
Sale of loans and accounts receivables from customers
Current portfolio	-	(156)	-	(86)
Charged-off portfolio	(83)	1,718	4,845	1,579
Available for sale investments	1,609	180	3,814	6,613
Repurchase of issued bonds	-	-	5,199	-
Other profit and loss from financial operations	(41)	1,486	(154)	4,485
Total	24,693	55,813	(49,348)	53,979

NOTE 25

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the periods ended September 30, 2014 and 2013, net foreign exchange income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(213,353)	(31,496)	(365,558)	(103,449)
Hedging derivatives	202,602	3,478	487,045	128,744
Income from inflation-indexed assets in foreign currency	14,811	(232)	20,148	4,410
Income from inflation-indexed liabilities in foreign currency	(935)	52	(1,435)	(554)
Total	3,125	(28,198)	140,200	29,151

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 26

PROVISIONS FOR LOAN LOSSES

a)	The 2014 and 2013 activity within income for provisions for loan losses is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the three months ended September 30, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(2,685)	(18,590)	(2,272)	(20,921)	-	-	(44,468)
Provisions established	(23)	(16,601)	(58,764)	(3,034)	(27,798)	(2,451)	(1,484)	(110,155)
Total provisions and charge-offs	(23)	(19,286)	(77,354)	(5,306)	(48,719)	(2,451)	(1,484)	(154,623)
Provisions released	8	4,390	216	707	30,367	86	5,108	40,882
Recovery of loans previously charged-off	-	1,302	3,077	1,329	8,668	-	-	14,376
Net charge to income	(15)	(13,594)	(74,061)	(3,270)	(9,684)	(2,365)	3,624	(99,365)

		Loans and accounts receivable from customers
	Interbank Loans	Loans Commercial		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the nine months ended September 30, 2014	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(7,414)	(52,341)	(6,704)	(64,309)	-	-	(130,768)
Provisions established	(59)	(52,211)	(77,373)	(9,705)	(92,402)	(3,527)	(2,850)	(238,127)
Total provisions and charge-offs	(59)	(59,625)	(129,714)	(16,409)	(156,711)	(3,527)	(2,850)	(368,895)
Provisions released	62	9,033	5,311	3,498	33,715	3,196	6,240	61,055
Recovery of loans previously charged-off	-	2,925	8,349	3,831	28,100	-	-	43,205
Net charge to income	3	(47,667)	(116,054)	(9,080)	(94,896)	(331)	3,390	(264,635)

		Loans and accounts receivable from customers

	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the three months ended September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(1,969)	(17,980)	(6,655)	(22,118)	-	-	(48,722)
Provisions established	(16)	(19,551)	(12,140)	(4,969)	(37,271)	(898)	(928)	(75,773)
Total provisions and charge-offs	(16)	(21,520)	(30,120)	(11,624)	(59,389)	(898)	(928)	(124,495)
Provisions released	26	4,568	1,276	1,739	4,730	580	911	13,830
Recovery of loans previously charged-off	-	973	2,486	1,203	9,524	-	-	14,186
Net charge to income	10	(15,979)	(26,358)	(8,682)	(45,135)	(318)	(17)	(96,479)

			Loans and accounts receivable from customers
		Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Interbank loans Individual	Individual	Group	Group	Group	Individual	Group	Total
For the nine months ended September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(4,421)	(46,418)	(16,678)	(81,957)	-	-	(149,474)
Provisions established	(88)	(53,847)	(28,179)	(19,480)	(127,422)	(3,323)	(2,322)	(234,661)
Total provisions and charge-offs	(88)	(58,268)	(74,597)	(36,158)	(209,379)	(3,323)	(2,322)	(384,135)
Provisions released	63	15,599	7,190	8,430	32,038	1,904	3,825	69,049
Recovery of loans previously charged-off	-	2,712	6,719	3,099	26,564	-	-	39,094
Net charge to income	(25)	(39,957)	(60,688)	(24,629)	(150,777)	(1,419)	1,503	(275,992)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 26

PROVISIONS FOR LOAN LOSSES, continued

b) Charged-off, net of provisions:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of September 30, 2014	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	28,520	69,062	8,902	139,089	245,573
Provisions used	(21,106)	(16,721)	(2,198)	(74,780)	(114,805)
Charged-off loans, net of provisions	7,414	52,341	6,704	64,309	130,768

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of September 30, 2013	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	18,378	62,714	20,387	177,372	278,851
Provisions used	(13,957)	(16,296)	(3,709)	(95,415)	(129,377)
Charged-off loans, net of provisions	4,421	46,418	16,678	81,957	149,474

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 27

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	55,533	51,453	156,497	146,313
Bonuses	19,321	17,471	56,035	50,410
Stock-based benefits	154	145	482	526
Senior compensation	2,071	1,450	6,373	6,365
Pension plans	811	57	1,170	90
Training expenses	667	608	1,885	1,753
Day care and kindergarten	574	595	1,865	1,946
Health funds	1,240	913	3,410	2,674
Other personnel expenses	6,132	5,892	20,302	19,834
Total	86,503	78,584	248,019	229,911

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 28

ADMINISTRATIVE EXPENSES

For the periods ended September 30, 2014 and 2013, the composition of the item is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	31,959	30,277	92,293	88,978
Maintenance and repair of property, plant and equipment	4,531	3,709	12,439	11,555
Office lease	7,248	6,979	20,678	20,499
Equipment lease	29	27	75	135
Insurance payments	809	741	2,445	2,344
Office supplies	950	1,107	3,207	3,199
IT and communication expenses	7,915	8,447	23,372	22,052
Lighting, heating, and other utilities	1,073	928	3,163	2,928
Security and valuables transport services	3,871	4,028	11,875	12,702
Representation and personnel travel expenses	1,123	1,353	3,283	3,875
Legal and notarial expenses	500	314	1,601	1,118
Fees for technical reports and auditing	2,164	1,470	5,183	4,614
Other general administrative expenses	1,746	1,174	4,972	3,957
Outsourced services	13,393	11,003	39,915	32,318
Data processing	8,869	6,474	24,698	19,585
Products sale	352	513	1,202	1,317
Archive service	65	738	2,633	1,465
Valuation service	507	446	1,535	1,316
Outsourcing	1,304	1,197	4,190	3,665
Other	2,296	1,635	5,657	4,970
Board expenses	333	301	947	845
Marketing expenses	4,013	4,437	12,262	11,442
Taxes, payroll taxes, and contributions	2,662	2,527	7,852	7,584
Real estate taxes	319	298	934	899
Patents	375	441	1,190	1,386
Other taxes	3	(2)	13	2
Contributions to SBIF	1,965	1,790	5,715	5,297
Total	52,360	48,545	153,269	141,167

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 29

DEPRECIATION AND AMORTIZATION

a)	The values of depreciation and amortization charges during the third quarter of 2014 and 2013 are detailed below:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(6,765)	(5,805)	(19,950)	(16,663)
Amortizations of intangible assets (*)	2,029	(9,907)	(13,371)	(29,963)
Total	(4,736)	(15,712)	(33,321)	(46,626)

(*) See Note 30 c) regarding the impairment affecting the carrying value of these assets.

b)	The changes in book value due to depreciation and amortization from January 1, 2013 and 2014 through September 30, 2013 and 2014 are as follows:

	Depreciation and amortization
	2014
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(127,448)	(185,275)	(312,723)
Depreciation and amortization charges in the period	(19,950)	(13,371)	(33,321)
Sales and disposals in the period	60	-	60
Other	-	-	-
Balances as of September 30, 2014	(147,338)	(198,646)	(345,984)

	Depreciation and amortization
	2013
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(105,150)	(146,653)	(251,803)
Depreciation and amortization charges in the period	(16,663)	(29,963)	(46,626)
Sales and disposals in the period	70	-	70
Other	-	-	-
Balances as of September 30, 2013	(121,743)	(176,616)	(298,359)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 30

OTHER OPERATING INCOME AND EXPENSES, AND IMPAIRMENT

a)	Other operating income is comprised of the following activities::

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,517	2,143	3,052	5,518
Recovery of charge-offs and income from assets received in lieu of payment	1,019	1,533	7,005	8,586
Other income from assets received in lieu of payment	-	-	-	-
Subtotal	2,536	3,676	10,057	14,104
Income from the sale of participation in companies
Income from the sale of participation in companies	-	-	-	-
Subtotal	-	-	-	-
Other income
Leases	203	27	635	87
Income from sale of property, plant and equipment	96	115	219	289
Recovery of provisions for contingencies	(71)	77	315	77
Compensation from insurance companies due to damages	109	155	530	621
Other	855	62	967	691
Subtotal	1,192	436	2,666	1,765

Total	3,728	4,112	12,723	15,869

b) Other operating expenses is comprised of the following activities :

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	1,106	2,718	2,909	6,751
Provisions on assets received in lieu of payment	904	697	3,494	1,997
Expenses for maintenance of assets received in lieu of payment	613	660	1,853	1,873
Subtotal	2,623	4,075	8,256	10,621

Credit card expenses	573	437	1,878	1,512

Customer services	2,538	2,306	7,551	7,862

Other expenses
Operating charge-offs	1,364	1,801	4,730	4,964
Life insurance and general product insurance policies	2,295	1,835	6,631	5,400
Additional tax on expenses paid overseas	825	678	2,327	2,118
Expenses from sale of property, plant and equipment	-	37	2	37
Provisions for contingencies	1,299	2,270	9,943	2,796
Expense for adopting chip technology on cards	245	1,279	747	1,279
Other	400	744	7,043	4,546
Subtotal	6,428	8,644	31,423	21,140

Total	12,162	15,462	49,108	41,135

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

c)	Impairment

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Fixed Assets	25	40	54	213
Intangibles (*)	36,557	-	36,557	-

Total	36,582	40	36,611	213

(*) The Bank, in its strategic objectives, initiated a plan to transform its business and operating model with a focus on the client. Therefore, there has arisen a number of new requirements for the Bank to adapt to changing customer demands and establish new ways to interact with them. This change in strategy resulted in a number of applications that are in use or in development that needed to be tested for impairment. Following the testing, in accordance with IAS 36 the Bank has recognized an impairment of Ch$36,557 million.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 31

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, including the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

a)   Loans to related parties

This includes contingent loans, other loans and receivables to related parties:

	As of September 30,				As of December 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	48,339	614	3,593	45,108	47,305	618	4,022	51,141
Mortgage loans	-	-	19,352	-	-	-	15,561	-
Consumer loans	-	-	2,506	-	-	-	2,061	-
Loans and account receivables:	48,339	614	25,451	45,108	47,305	618	21,644	51,141

Allowance for loan losses	(135)	(4)	(41)	(144)	(238)	(3)	(44)	(6)
Net loans	48,204	610	25,410	44,964	47,067	615	21,600	51,135

Guarantees	371,479	-	22,287	1,290	124,420	-	19,237	2,326

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	15,000	-	-	-	30,714	-	-	-
Guarantees	395,942	-	-	466	172,274	-	-	9,989
Contingent loans	410,942	-	-	466	202,988	-	-	9,989

Allowance for contingent loans	(14)	-	-	(1)	(22)	-	-	(4)

Net contingent loans	410,928	-	-	465	202,966	-	-	9,985

Loans activity to related parties during the period 2014 and 2013 is shown below:

	As of September 30,				As of December 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	250,293	618	21,644	61,130	107,384	668	19,512	59,166
Loans granted	295,751	106	7,795	17,455	161,763	377	7,313	14,858
Loans payments	(86,763)	(110)	(3,988)	(33,011)	(18,854)	(427)	(5,181)	(12,894)
Total	459,281	614	25,451	45,574	250,293	618	21,644	61,130

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

b)     Assets and liabilities with related parties

	As of September 30,				As of December 31,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	7,282	-	-	-	5,306	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	910,742	-	-	-	557,026	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	4,984	-	-	-	2,460	-	-	-

Liabilities
Deposits and other demand liabilities	4,669	5,300	4,495	4,359	58,030	10,406	2,783	23,300
Obligations under repurchase agreements	43,661	-	-	-	59,703	-	-	-
Time deposits and other time liabilities	666,464	1,366	2,457	43,247	54,212	299	3,774	156,977
Financial derivative contracts	1,275,135	-	-	-	537,162	-	-	-
Issued debts instruments	142,244	-	-	-	96,872	-	-	-
Other financial liabilities	4,561	-	-	-	3,912	-	-	-
Other liabilities	505	-	-	-	462	-	-	-

c)	Income (expenses) recorded due to transactions with related parties

	For the three months ended September 30,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(493)	1	315	(179)	(2,239)	8	381	(35)
Income and expenses from fees and services	8,518	19	41	9	(20)	19	27	34
Net income from financial operations and foreign exchange transactions (*)	(285,822)	-	5	(11,640)	20,285	-	(141)	(1,339)
Other operating income and expenses	274	-	-	-	183	-	-	-
Key personnel compensation and expenses	-	-	(9,121)	-	-	-	(8,731)	-
Administrative and other expenses	(9,442)	(7,871)	-	-	(7,565)	(8,299)	-	-

Total	(286,965)	(7,851)	(8,760)	(11,810)	10,644	(8,272)	(8,464)	(1,340)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

	For the nine months ended September 30,
	2014				2013
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated Companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses due to interest and inflation	(380)	29	1,254	(2,246)	(6,637)	42	735	(1,234)
Income and expenses from fees and services	22,470	62	170	117	(43)	55	91	132
Net income from financial operations and foreign exchange transactions (*)	(264,527)	-	40	(11,782)	47,281	-	(20)	51
Other operating income and expenses	847	-	-	-	536	-	-	-
Key personnel compensation and expenses	-	-	(25,496)	-	-	-	(24,323)	-
Administrative and other expenses	(25,163)	(24,773)	-	-	(21,188)	(22,895)	-	-

Total	(266,753)	(24,682)	(24,032)	(13,911)	19,949	(22,798)	(23,517)	(1,051)

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

d)      Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Interim Statements of Income, corresponds to the following categories:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	4,422	4,257	12,875	12,813
Board member`s salaries and expenses	326	271	908	810
Bonuses or gratifications	3,180	3,760	9,271	9,406
Compensation in stock	154	147	482	526
Training expenses	21	11	61	40
Seniority compensation	-	5	134	16
Health funds	73	73	212	219
Other personnel expenses	134	159	383	413
Pension Plans (*)	811	57	1,170	90
Total	9,121	8,740	25,496	24,333

(*) Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to use the benefit, therefore the obligation amount decreased, which generated income for the reversal of provisions.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

e)	Composition of key personnel

As of September 30, 2014 and 2013, the composition of the Bank`s key personnel is as follows:

	No. of Position executives
	As of September 30,	As of December 31,
	2014	2013
Director	13	12
Division manager	19	16
Department manager	85	80
Manager	51	60
Total key personnel	168	168

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the transaction to sale and asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of September 30, 2014 and December 31, 2013:

	As of September 30,		As of December 31,
	2014		2013
	Amount recorded	Financial Fair value	Amount recorded	Financial Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,448,635	1,448,635	1,571,810	1,571,810
Cash items in process of collection	822,594	822,594	604,077	604,077
Trading investments	608,663	608,663	287,567	287,567
Investments under repurchase agreements	3,517	3,517	17,469	17,469
Financial derivative contracts	2,665,474	2,665,474	1,494,018	1,494,018
Loans and accounts receivable from customers and interbank loans	21,712,422	24,768,954	20,452,416	23,562,746
Available for sale investments	1,630,484	1,630,484	1,700,993	1,700,993

Liabilities
Deposits and interbank borrowings	17,569,313	17,839,960	16,978,412	16,921,614
Cash items in process of being cleared	606,307	606,307	276,379	276,379
Obligations under repurchase agreements	289,095	289,095	208,972	208,972
Financial derivative contracts	2,424,666	2,424,666	1,300,109	1,300,109
Issued debt instruments and other financial liabilities	5,794,980	6,240,616	5,388,439	5,729,213

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Unsettled transactions, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity in less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

c)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

d)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

e)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind the contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset’s volatility, and the counterparty’s credit risk.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present Value of Cash Flows Model	Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:
If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.
In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model	IRRs are provided by RiskAmerica, according to the following criterion:
If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.
In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model	IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:
With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:
With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of September 30, 2014 and December 31, 2013.

	Fair value measurement
	2014	Level 1	Level 2	Level 3
As of September 30,	MCh$	MCh$	MCh$	MCh$
Assets
Trading investments	608,663	592,160	16,503	-
Available for sale investments	1,630,484	963,274	666,297	913
Financial derivative contracts	2,665,474	-	2,619,596	45,878
Total	4,904,621	1,555,434	3,302,396	46,791

Liabilities
Financial derivative contracts	2,424,666	-	2,424,666	-
Total	2,424,666	-	2,424,666	-

	Fair value measurement
	2013	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$
Assets
Trading investments	287,567	275,296	12,271	-
Available for sale investments	1,700,993	654,945	1,045,210	838
Financial derivative contracts	1,494,018	-	1,442,752	51,266
Total	3,482,578	930,241	2,500,233	52,104

Liabilities
Financial derivative contracts	1,300,109	-	1,298,690	1,419
Total	1,300,109	-	1,298,690	1,419

The following table presents the Bank`s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2014 and 2013:

	Assets	Liabilities
	MCh$	MCh$

Balances as of January 1, 2014	52,104	(1,419)

Total realized and unrealized profits (losses)
Included in statement of income	(5,387)	1,419
Included in other comprehensive income	76	-
Purchases, issuances, and loans (net)	-	-

Balances as of September 30, 2014	46,793	-

Total profits or losses included in comprehensive income at September 30, 2014 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of September 30, 2014	(5,311)	1,419

	Assets	Liabilities
	MCh$	MCh$

Balances as of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses)
Included in statement of income	(10,623)	(275)
Included in other comprehensive income	(546)	-
Purchases, issuances, and loans (net)	-	-

Balances as of September 30, 2013	51,980	(1,381)
Total profits or losses included in comprehensive income at September 30, 2013 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of September 30, 2013	(11,169)	(275)

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The realized and unrealized profits (losses) included in comprehensive income for 2014 and 2013, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Consolidated Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of September 30, 2014 and 2013 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following sheet shows the financial instruments subject to offsetting according to IAS 32:

	As of September 30, 2014
	Linked financial instruments subject to offsetting			Linked financial instruments not subject to offsetting			Other financial instruments
	Gross value of financial assets	Gross value of financial liabilities compensated on the balance sheet	Net amount ("+" or "-") of financial assets presented on the balance sheet	Financial instruments- Assets	Financial instruments- Liabilities	Net amount	Assets	Liabilities	Net amount
Financial instrument	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	-	-	-	2,474,943	2,304,044	170,899	190,531	120,622	69,909
Repurchase agreements	-	-	-	-	-	-	3,517	289,095	(285,578)
Total	-	-	-	2,474,943	2,304,044	170,899	194,048	409,717	(215,669)

 NOTE 33

SUBSEQUENT EVENTS

Between October 1, 2014 and the date on which these Unaudited Consolidated Interim Financial Statements were issued (October 13, 2014), no events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Consolidated Interim Financial Statements September 2014 / Banco Santander Chile 117